As filed with the Securities and Exchange Commission on December [●], 2014

Registration No. 333-199932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Rice Midstream Partners LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1311	47-1557755
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

400 Woodcliff Drive
Canonsburg, Pennsylvania 15317
(724) 746-6720
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Daniel J. Rice IV
Chief Executive Officer
400 Woodcliff Drive
Canonsburg, Pennsylvania 15317
(724) 746-6720
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Douglas E. McWilliams **Alan Beck** **Vinson & Elkins L.L.P.** **1001 Fannin, Suite 2500** **Houston, Texas 77002** **(713) 758-2222**	**Gerald M. Spedale** **Jason A. Rocha** **Baker Botts L.L.P.** **One Shell Plaza** **910 Louisiana Street** **Houston, Texas 77002** **(713) 229-1234**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee (3)
Common units representing limited partner interests	28,750,000	$21.00	$603,750,000	$70,156

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 3,750,000 additional common units that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid $49,385 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated December [●], 2014

PROSPECTUS

Rice Midstream Partners LP

25,000,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 25,000,000 common units in this offering. No public market currently exists for our common units.

We have applied to list our common units on the New York Stock Exchange, or NYSE, under the symbol "RMP."

We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit. We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act, or JOBS Act.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 24 of this prospectus.

These risks include the following:

- Because a substantial majority of our pro forma revenue currently is, and over the long term is expected to be, derived from Rice Energy Inc., or Rice Energy, any development that materially and adversely affects Rice Energy's operations, financial condition or market reputation could have a material and adverse impact on us.
- We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.
- Because of the natural decline in production from existing wells, our success depends, in part, on Rice Energy's ability to replace declining production and our ability to secure new sources of production from Rice Energy or third parties. Any decrease in Rice Energy's production could adversely affect our business and operating results.
- On a pro forma basis, we would not have generated sufficient cash available for distribution to support the payment of the minimum quarterly distribution on all of our units for the year ended December 31, 2013 and the twelve months ended September 30, 2014.
- Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.
- Our general partner and its affiliates, including Rice Energy, which will own our general partner, may have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
- You will experience immediate dilution in tangible net book value of $14.26 per common unit.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

	Per Common Unit	Total
Offering price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)(1)	$	$

(1) Excludes a structuring fee of an aggregate 0.375% of the gross offering proceeds payable to Barclays Capital Inc. Please read "Underwriting" for a description of all underwriting compensation payable in connection with this offering.

We have granted the underwriters the option to purchase 3,750,000 additional common units on the same terms and conditions set forth above if the underwriters sell more than 25,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about , 2014.

Barclays

Prospectus dated , 2014

SUMMARY

This summary highlights some of the information contained in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the historical and pro forma financial statements and the related notes to those financial statements included elsewhere in this prospectus. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised.

Please read "Commonly Used Defined Terms" beginning on page v hereof for definitions of certain terms used herein. Additionally, we include a glossary of some of the terms used in this prospectus as Appendix B.

Rice Midstream Partners LP

Overview

We are a fee-based, growth-oriented limited partnership formed by Rice Energy Inc. (NYSE: RICE) to own, operate, develop and acquire midstream assets in the Appalachian Basin. Our initial assets consist of natural gas gathering and compression assets servicing high quality producers in the rapidly developing dry gas core of the Marcellus Shale in southwestern Pennsylvania. We provide our services under long-term, fixed-fee contracts, primarily to Rice Energy in one of its core operating areas. We believe that our strategically located assets, high quality customers and relationship with Rice Energy position us to become a leading midstream energy company in the Appalachian Basin.

We have secured dedications from Rice Energy under a 15 year, fixed-fee contract for gathering and compression services covering (i) approximately 63,000 gross acres of its acreage position as of September 30, 2014 in Washington and Greene Counties, Pennsylvania, and (ii) any future acreage it acquires within these counties, other than in select areas subject to pre-existing third-party dedications and subject to the terms of our gas gathering and compression agreement described elsewhere in this prospectus. In addition, we have secured dedications from third-party customers under fixed-fee contracts for gathering and compression services in Washington County, Pennsylvania with respect to approximately 21,000 of their existing gross acres, and any future acreage they may acquire within areas of mutual interest of approximately 66,000 acres. We refer to these areas of dedication and areas of mutual interest as our "dedicated areas." Our third-party fixed-fee contracts have a weighted average remaining term of six years. For a discussion of the key terms of the fixed-fee contracts, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Operations."

At the closing of this offering, our assets will consist of:

- a 2.8 MMDth/d high-pressure dry gas gathering system and associated compression in Washington County, Pennsylvania, with connections to the Dominion, TCO, EQT and TETCO interstate pipelines; and

- a 420 MDth/d high-pressure dry gas gathering system in Greene County, Pennsylvania, with connections to Dominion, TCO and NFGS interstate pipelines.

Our initial assets are located within highly concentrated acreage positions in the dry gas core of the Marcellus Shale in southwestern Pennsylvania. We believe that the combination of the location and available capacity of our initial assets will accommodate future production growth of Rice Energy and third parties and prior to delivery into downstream pipelines. Rice Energy expects the same gas profile from its remaining drilling locations within our dedicated areas. The following table provides operational data as of October 31, 2014 related to these wells:

| Period | Horizontal Marcellus Wells Turned Into Sales | Average Lateral Length (Feet) | Periodic Flow Rates (MMcf/d) | | | | D&C ($/Foot) |
			0-90	91-180	181-360	361-720	
2010-2011	6	3,281	5.7	6.0	4.4	2.7	2,377
2012	9	5,731	9.2	10.0	6.8	4.7	1,660
2013	22	6,286	11.2	10.6	8.2	NA	1,476
Q1 2014	4	6,691	12.7	9.4	NA	NA	1,349
Q2 2014	10	8,452	12.9	9.5	NA	NA	1,254
Q3 2014	5	8,163	NA	NA	NA	NA	1,247
Total(1)	56	6,458	10.6	9.7	6.9	3.2	1,533

_____

(1) With the exception of wells turned into sales, totals represent averages weighted by number of wells with available production history.

- ***Rice Energy's actively managed firm transportation portfolio and hedging program mitigate the impact of basis differentials and commodity prices on our throughput volumes***. As of September 30, 2014, Rice Energy had 595 and 834 MDth/d of firm transportation and firm sales contracts on interstate pipelines to which our initial assets in Pennsylvania will have interconnects for the years ending December 31, 2014 (October through December) and 2015, respectively. Rice Energy continues to actively manage its firm transportation and firm sales portfolio to ensure the deliverability of its natural gas to high quality markets, thereby mitigating the effect of basis differentials on development decisions. Furthermore, Rice Energy maintains an active hedging program designed to mitigate commodity price volatility and to protect its future cash flows, which allows its drilling schedule to remain active in a variety of commodity price environments.

In addition to the growth we anticipate as a result of Rice Energy's development drilling, we expect to benefit from dedications we have secured from third parties. For the twelve months ended September 30, 2014, third parties represented approximately 13% of our pro forma gathering volumes. We have secured dedications under fixed-fee contracts with a weighted average remaining term of six years for gathering and compression services in the dry gas core of the Marcellus Shale in southwestern Pennsylvania with respect to current third-party acreage positions of approximately 21,000 gross acres, and any future acreage acquired by such third-parties within areas of mutual interest of approximately 66,000 acres. Furthermore, we believe we will be able to attract additional third-party customers given our assets' strategic location, available capacity and access to multiple takeaway pipelines.

Our Relationship with Rice Energy

In addition to being a high-quality anchor customer, we believe that our relationship with Rice Energy will provide us with competitive advantages to position us to become a leading midstream energy company in the Appalachian Basin. Because of its ownership of our incentive distribution rights and a 57.6% limited partner interest in us upon the completion of this offering, Rice Energy is positioned to directly benefit from the growth of our business through organic initiatives or acquisitions, including acquisitions of its retained midstream assets. In particular, we have a right of first offer on all of Rice Energy's interests in its gas gathering system in the core of the Utica Shale in Belmont County, Ohio, and in each of its fresh water distribution systems in Washington

- *Focusing on fixed-fee business to avoid direct commodity price exposure*. The natural gas gathering and compression agreements with Rice Energy and third parties are structured as fixed-fee arrangements, and we intend to continue to pursue additional fixed-fee opportunities with Rice Energy and third parties in order to avoid direct commodity price exposure. We will pursue additional long-term commitments from customers, which may include throughput-based charges, reservation-based charges, volume commitments and/or acreage dedications.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- ***Our newly constructed assets service sizeable, contiguous acreage positions with access to high production growth through limited capital expenditures***. Our initial assets are located entirely within large, contiguous acreage positions in the dry gas core of the Marcellus Shale in southwestern Pennsylvania with multi-year, low-risk development drilling inventory. Substantially all of Rice Energy's drilling locations within our dedicated areas will be within two miles of our assets upon completion of construction. These drilling locations are located within Rice Energy's core position in the Marcellus Shale where it has achieved top tier production growth, increasing average gross daily production in the Marcellus Shale from 216 MDth/d for the three months ended December 31, 2013 to 327 MDth/d for the three months ended September 30, 2014, a 51% increase. As a result of the close proximity of our gathering and compression systems to substantially all of Rice Energy's dedicated acreage where it has exhibited substantial production growth, we believe that we will have a high ratio of projected volume growth to expansion capital expenditures, resulting in minimal financing requirements for organic growth. In addition, our systems consist of recently constructed, high-quality and well-maintained assets, resulting in lower maintenance cost, higher uptime and longer useful lives.

- ***Our affiliation with Rice Energy***. One of our principal strengths is our relationship with Rice Energy. In addition to the benefits that we expect to receive as a result of having Rice Energy as our anchor customer, as more fully described in "—Our Customers—Rice Energy and Third Parties," we believe that our affiliation with Rice Energy will provide us with the following opportunities for growth:

  - *Acquisitions of midstream assets developed by Rice Energy*. Pursuant to our omnibus agreement with Rice Energy, we have a right of first offer on any future divestitures of Rice Energy's (i) high-pressure gas gathering pipeline that will have capacity of 2.6 MMDth/d in the core of the Utica Shale in Belmont County, Ohio; (ii) two independent fresh water distribution systems in Pennsylvania that will have direct access to 9.2 MMGPD of fresh water and (iii) fresh water distribution system in Ohio that will have direct access to 16.5 MMGPD of fresh water. In addition, as a result of its ownership of our incentive distribution rights and a 57.6% limited partner interest in us upon the completion of this offering, we believe that Rice Energy is incentivized to offer us similar assets that it may develop in the future outside of our current dedicated areas. Please read "—Our Relationship with Rice Energy."

  - *Organic development of additional gathering and compression assets*. Rice Energy has a successful track record of acquiring additional acreage through infield and bolt-on leasing programs as well as third-party acquisitions. Since its initial acquisition in 2009, Rice Energy has increased its leasehold position within the dry gas core of the Marcellus Shale in southwestern Pennsylvania from 856 gross acres to approximately 63,000 gross acres in our dedicated areas and approximately 141,000 gross acres in the aggregate as of September 30, 2014, the substantial majority of which has been accomplished through organic leasing. As Rice Energy expands its exploration and production operations in our dedicated areas, we will have the first right to develop midstream assets to support such acreage.

- *Joint acquisition and development opportunities*. We believe that we provide Rice Energy a competitive advantage in acquisitions of exploration and production assets that have associated midstream assets. We anticipate that we will have opportunities to purchase developed midstream assets along-side of Rice Energy in connection with its acquisition of exploration and production assets. Furthermore, we believe that there will be opportunities to partner with Rice Energy to develop midstream assets.

Although we believe our relationship with Rice Energy provides us with a significant advantage in the midstream market, there is no assurance that we will achieve such an advantage or otherwise benefit as a result of this relationship. Furthermore, our relationship with Rice Energy provides a source of potential conflicts. Please read "Conflicts of Interest and Fiduciary Duties."

- *Long-term, fixed-fee contracts with Rice Energy and third parties to support cash flows*. We service high quality producers in the dry gas core of the Marcellus Shale in southwestern Pennsylvania pursuant to long-term, fixed-fee contracts. For the twelve months ended September 30, 2014, Rice Energy represented approximately 87% of our pro forma gathering volumes. We have secured dedications from Rice Energy under a 15 year, fixed-fee contract for gathering and compression services in the dry gas core of the Marcellus Shale in southwestern Pennsylvania with respect to Rice Energy's current acreage position of approximately 63,000 gross acres in Washington and Greene Counties, Pennsylvania, and any future acreage Rice Energy acquires within Washington and Greene Counties, Pennsylvania, other than in select areas subject to pre-existing third-party dedications. We have secured dedications from third parties under fixed-fee contracts with a weighted average remaining term of six years for gathering and compression services in the dry gas core of the Marcellus Shale in southwestern Pennsylvania with respect to current acreage positions of approximately 21,000 gross acres, and any future acreage acquired by such third-parties within areas of mutual interest of approximately 66,000 acres. We believe that the drilling activity of Rice Energy and our third-party customers will result in significant growth of our midstream operations. Our contract structure eliminates our direct exposure to commodity price risk and provides us with long-term cash flow stability.

- *System takeaway optionality provides competitive advantage in attracting third-party volumes*. Our Pennsylvania gas gathering systems are connected to multiple interstate pipelines, providing our customers with the ability to select sales destinations from a diverse group of downstream markets. Specifically, we have interconnects to the TETCO, TCO, Dominion, NFGS and EQT interstate pipelines. These multiple interconnects enable our customers to direct their gas to markets with preferred pricing or to pipelines on which they hold firm transportation. Furthermore, for the year ending December 31, 2015, we anticipate that production from Rice Energy and our existing third-party customers will represent approximately 14% of the aggregate capacity of our gas gathering systems upon their expected completion in 2015. We believe the combination of system takeaway optionality and available capacity of our assets will provide us with a competitive advantage in attracting third-party volumes.

- *Financial flexibility and strong capital structure*. At the closing of this offering, we expect to have no outstanding indebtedness under a new $450.0 million revolving credit facility. We believe that our borrowing capacity and our expected ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy.

- *Proven and unitholder-aligned management team*. Rice Energy's management team, who will also manage our business, possess extensive oil and natural gas acquisition, exploration and development expertise in two of the leading unconventional resources plays in North America—the Marcellus Shale and Utica Shale. Our management team includes certain members of the Rice family (the founders of Rice Energy) who, along with other members of the management team, are also highly aligned with unitholders through a 16.5% economic interest in Rice Energy as of November 24, 2014, which will own our incentive distribution rights and a 57.6% limited partner interest in us after giving effect to this offering.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Rice Midstream Management LLC. Through its ownership of Rice Midstream Holdings, Rice Energy will indirectly own all of the membership interests in our general partner and will be entitled to appoint the entire board of directors of our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly or indirectly participate in our management or operation. All of the officers of our general partner are also officers and/or directors of Rice Energy. For information about the executive officers and directors of our general partner, please read "Management."

Under the listing requirements of the New York Stock Exchange, or NYSE, the board of directors of our general partner will be required to have at least three independent directors meeting the NYSE's independence standards. The board of directors of our general partner is comprised of five directors, including two independent directors. Rice Energy will appoint a third independent director within one year following this offering.

In connection with the closing of this offering, we will enter into an omnibus agreement with Rice Energy and our general partner, pursuant to which we will agree upon certain aspects of our relationship with them, including our right of first offer with respect to Rice Energy's retained midstream assets, the provision by Rice Energy to us of certain administrative services, our agreement to reimburse Rice Energy for the cost of such services, certain indemnification and reimbursement obligations and other matters. We will also enter into a secondment agreement with Rice Energy, pursuant to which specified employees of Rice Energy will be seconded to us to provide operating services with respect to our business. Neither our general partner nor Rice Energy will receive any management fee or other compensation in connection with our general partner's management of our business. However, prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including Rice Energy, for all expenses they incur and payments they make on our behalf pursuant to the omnibus agreement. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement" and "—Secondment Agreement."

Rice Midstream Holdings will own all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.2013 per unit per quarter after the closing of our initial public offering. In addition, Rice Midstream Holdings will own 4,503,106 common units and 29,503,106 subordinated units. Please read "Certain Relationships and Related Party Transactions."

The Formation Transactions

We were formed in August 2014 by Rice Midstream Holdings and Midstream Management, our general partner and a wholly owned subsidiary of Rice Midstream Holdings, to own and operate the Pennsylvania natural gas gathering and compression assets of Rice Energy. In connection with this offering, the following transactions have occurred or will occur:

- Rice Midstream Holdings will form two wholly owned subsidiaries, Rice Water Services (PA) LLC and Rice Water Services (OH) LLC;

- Alpha Shale Resources LP will contribute its natural gas gathering assets and water distribution assets to Rice Poseidon;

- Rice Drilling B LLC, a wholly owned subsidiary of Rice Energy, will contribute to Rice Midstream Holdings all of its interests in each of Rice Poseidon and Rice Olympus Midstream LLC, which owns all of the Ohio natural gas gathering and water distribution assets of Rice Energy;

- Rice Poseidon will (i) distribute all of its water distribution assets to Rice Water Services (PA) LLC and (ii) assign all of its current assets and current liabilities to Rice Midstream Holdings; and Rice Olympus Midstream LLC will distribute all of its water distribution assets to Rice Water Services (OH) LLC;

- We will form a wholly owned subsidiary, Rice Midstream OpCo LLC, to which Rice Midstream Holdings will contribute all of its membership interests in Rice Poseidon in exchange for us issuing 4,503,106 common units[1], 29,503,106 subordinated units, and the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.2013 per unit per quarter as described under "Our Cash Distribution Policy and Restrictions on Distributions";

- We will issue and sell 25,000,000 common units to the public in this offering, representing an aggregate 42.4% limited partner interest in us;

- We will grant the underwriters a 30-day option to purchase up to 3,750,000 additional common units from us if the underwriters sell more than 25,000,000 common units in this offering;

- We and Rice Midstream OpCo LLC will enter into a new $450.0 million revolving credit agreement, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements and Contractual Obligations—New Revolving Credit Facility";

- We will apply the net proceeds from our issuance and sale of 25,000,000 common units as described in "Use of Proceeds," including our reimbursing Rice Energy $195.3 million for capital expenditures incurred on our behalf prior to the completion of this offering and making a $242.6 million distribution to Rice Energy; and

- We and Rice Energy (and/or certain of its affiliates) will enter into (i) a gas gathering and compression agreement, (ii) an omnibus agreement and (iii) an employee secondment agreement, each as described in "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions."

Please read "Certain Relationships and Related Party Transactions" for additional information.

---

(1) Includes 3,750,000 common units that will be issued to Rice Midstream Holdings at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise their option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as issued to Rice Midstream Holdings by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Rice Midstream Holdings at the expiration of the option period. All of the net proceeds from any exercise of the underwriters' option to purchase additional common units (approximately $70.2 million, if exercised in full, after deducting the estimated underwriting discounts and the structuring fee) will be distributed to Rice Midstream Holdings.

Our Ownership and Organizational Structure

The diagram below illustrates our organizational structure and ownership based on the total common units outstanding after giving effect to this offering and the related formation transactions described under "—The Formation Transactions" and assumes that the underwriters' option to purchase additional common units is not exercised.

Common units held by the public	42.4%
Common units held by Rice Energy	7.6%
Subordinated units held by Rice Energy	50.0%
General partner interest	— *
Total	100.0

* General partner interest is non-economic.



RICE ENERGY
NYSE: RICE
100% membership interest
Rice Midstream Holdings LLC
4,503,106 Common Units
29,503,106 Subordinated Units
Incentive Distribution Rights
100% membership interest
Rice Midstream Management LLC
(our general partner)
57.6% limited partner interest
Public
Unitholders
25,000,000 Common Units
Non-economic
general partner interest
42.4% limited partner interest
Rice Midstream Partners LP
NYSE: RMP
100% membership interest
Operating Subsidiaries

The Offering

Common units offered to the public . . . . . 25,000,000 common units.

28,750,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering . . . . 29,503,106 common units and 29,503,106 subordinated units, for a total of 59,006,212 limited partner units. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Rice Energy at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds . . . . We intend to use the estimated net proceeds of approximately $465.6 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, structuring fee and offering expenses, (i) to reimburse Rice Energy for $195.3 million of capital expenditures incurred on our behalf prior to the closing of this offering, (ii) to make a $242.6 million distribution to Rice Energy, (iii) to fund $25.0 million of our 2015 expansion capital expenditures and (iv) to pay approximately $2.7 million of origination fees related to our new revolving credit facility. If and to the extent the underwriters exercise their option to purchase additional common units in full, we intend to use the additional net proceeds of approximately $70.2 million upon such exercise to pay a distribution to Rice Energy. Please read "Use of Proceeds."

Cash distributions . . . . Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we expect to make a minimum quarterly distribution of $0.1750 per common unit and subordinated unit ($0.70 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we intend to pay a prorated distribution covering the period from the completion of this offering through December 31, 2014, based on the actual length of that period.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Our Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.1750 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.1750; and

- *third*, to the holders of common units and subordinated units pro rata until each has received a distribution of $0.2013.

If cash distributions to our unitholders exceed $0.2013 per common unit and subordinated unit in any quarter, our unitholders and Rice Energy, as the holder of our incentive distribution rights, or IDRs, will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
	Unitholders	Rice Energy (as holder of IDRs)
above $0.2013 up to $0.2188	85.0%	15.0%
above $0.2188 up to $0.2625	75.0%	25.0%
above $0.2625	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." Please read "How We Make Distributions to Our Partners—Incentive Distribution Rights."

We believe, based on our financial forecast and related assumptions included in "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Year Ending December 31, 2015," that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $0.1750 on all of our common units and subordinated units for the twelve months ending December 31, 2015. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Our unaudited pro forma cash available for distribution that would have been generated during the year ended December 31, 2013 and the twelve months ended September 30, 2014, was approximately $8.0 million and $13.0 million, respectively. The amount of cash available for distribution we must generate to support the payment of the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering is approximately $41.3 million (or an average of approximately $10.3 million per quarter). As a result, for each of the year ended December 31, 2013 and the twelve months ended September 30, 2014, on a pro forma basis, we would not have generated sufficient cash available for distribution to support the payment of the aggregate annualized minimum quarterly distribution on all of our common units and subordinated units. Please read "Our Cash Distribution Policy and Restrictions on Distributions— Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Twelve Months Ended September 30, 2014."

Subordinated units . . . . Rice Energy will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units . . . . The subordination period will end on the first business day after we have earned and paid at least $0.70 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2017 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have earned and paid at least $1.05 (150.0% of the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the related distribution on the incentive distribution rights, for any four-quarter period ending on or after December 31, 2015 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages. Please read "How We Make Distributions to Our Partners—Subordination Period."

Issuance of additional units . . . . Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."

Limited voting rights . . . . Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Upon consummation of this offering, Rice Energy will own an aggregate of 57.6% of our outstanding units (or 51.3% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will provide Rice Energy the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."

Limited call right . . . .   If at any time our general partner and its affiliates (including Rice Energy) own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "The Partnership Agreement—Limited Call Right."

Registration rights . . . .   In connection with the completion of this offering, we intend to enter into a registration rights agreement with Rice Energy, pursuant to which we may be required to register the resale of common units, subordinated units or other partnership securities directly or indirectly held by Rice Energy. We may be required pursuant to the registration rights agreement and our partnership agreement to undertake a future public or private offering and use the net proceeds to redeem an equal number of common units from Rice Energy. In addition, our partnership agreement grants certain registration rights to our general partner and its affiliates. Please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Registration Rights Agreement" and "The Partnership Agreement—Registration Rights."

Estimated ratio of taxable income to
distributions . . . .   We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.70 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.14 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax

	Predecessor				Pro Forma	
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31, 2013	Nine Months Ended September 30, 2014
	2012	2013	2013	2014		
			(unaudited)		(unaudited)	
	($ in thousands, except per unit information)					
Statement of Income Data:						
Operating revenues:						
Third-party.........................	$ —	$ —	$ —	$ 2,842	$ 1,352	$ 4,764
Affiliate(1)........................	—	498	370	237	18,543	25,400
Total operating revenues	—	498	370	3,079	19,895	30,164
Operating expenses:						
Direct operating expense...........	1,218	1,412	1,202	3,398	2,685	3,057
General and administrative expenses(2)....................	778	3,054	1,979	8,633	3,847	7,892
Incentive unit expense(3)	—	—	—	11,663	—	10,526
Stock compensation expense(3).....	—	—	—	402	—	378
Depreciation and amortization expense	784	1,186	834	3,292	3,665	3,802
Total operating expenses	2,780	5,652	4,015	27,388	10,197	25,655
Operating income (loss).......	(2,780)	(5,154)	(3,645)	(24,309)	9,698	4,509
Interest expense(4)	348	3,681	3,868	11,636	3,413	5,438
Net income (loss) before income taxes ...	(3,128)	(8,835)	(7,513)	(35,945)	6,285	(929)
Income tax benefit....................	—	—	—	9,860	—	—
Net income (loss)	$ (3,128)	$ (8,835)	$ (7,513)	$ (26,085)	$ 6,285	$ (929)
Balance Sheet Data (at period end):						
Cash and cash equivalents..............	$ —	$ 148		$ 1,198		$ 25,000
Property and equipment, net	30,283	72,526		248,808		224,536
Total assets.........................	30,283	72,913		339,381		339,949
Asset retirement obligations	297	398		921		—
Total net equity—parent net investment	24,056	65,778		295,826		338,421
Cash Flow Data:						
Net cash used in operating activities	$ (2,197)	$ (7,137)	$ (6,405)	$ (20,397)		
Net cash used in investing activities	(14,705)	(43,272)	(31,754)	(234,879)		
Net cash provided by financing activities	16,902	50,557	38,159	256,326		
Operating Data:						
Throughput (MDth/d):						
Third-party.........................	—	—	—	38	9	48
Affiliate	32	95	87	302	175	314
Other Financial Data (unaudited):						
Adjusted EBITDA(5)...................	$ (1,996)	$ (3,968)	$ (2,811)	$ (8,952)	$13,363	$ 19,215
Net income (loss) per common unit (basic and diluted)					0.11	(0.02)
Net income (loss) per subordinated unit (basic and diluted)...................					0.11	(0.02)

Also, due to our relationship with Rice Energy, our ability to access the capital markets, or the pricing or other terms of any capital markets transactions, may be adversely affected by any impairment to Rice Energy's financial condition or adverse changes in its credit ratings. Any material limitation on our ability to access capital as a result of such adverse changes at Rice Energy could limit our ability to obtain future financing under favorable terms, or at all, or could result in increased financing costs in the future. Similarly, material adverse changes at Rice Energy could negatively impact our unit price, limiting our ability to raise capital through equity issuances or debt financing, or could negatively affect our ability to engage in, expand or pursue our business activities, and could also prevent us from engaging in certain transactions that might otherwise be considered beneficial to us.

Unless we are successful in attracting significant unaffiliated third-party customers, our ability to maintain or increase the capacity subscribed and the volumes gathered on our gathering system will be dependent on receiving consistent or increasing commitments from Rice Energy. While Rice Energy has dedicated acreage to us, and entered into long-term contracts for the services of our systems, it may determine in the future that drilling in areas outside of our dedicated areas is strategically more attractive and it is under no contractual obligation to maintain its production dedicated to us. A reduction in the volumes gathered on our systems by Rice Energy could have a material adverse effect on our business, financial condition, results or operations and ability to make quarterly cash distributions to our unitholders.

We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to make our minimum quarterly distribution of $0.1750 per common unit and subordinated unit per quarter, or $0.70 per unit per year, we will require available cash of approximately $10.3 million per quarter, or approximately $41.3 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering. We may not generate sufficient cash flow each quarter to support the payment of the minimum quarterly distribution or to increase our quarterly distributions in the future.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volume of natural gas we gather and compress;

- the rates we charge for our gathering and compression services;

- market prices of natural gas, NGLs and oil and their effect on Rice Energy's and third parties' drilling schedule as well as produced volumes;

- Rice Energy's and our third-party customers' ability to fund their drilling programs;

- adverse weather conditions;

- the level of our operating, maintenance and general and administrative costs;

- regulatory action affecting the supply of, or demand for, natural gas, the rates we can charge for our services, how we contract for services, our existing contracts, our operating costs or our operating flexibility; and

- prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

- the level and timing of capital expenditures we make;

- our debt service requirements and other liabilities;

- the costs of producing the natural gas and the availability and costs of drilling rigs and other equipment.

A substantial majority of Rice Energy's drilling locations do not have proved reserves attributed to them by Rice Energy's independent reserve engineers. Furthermore, Rice Energy could elect to reduce its drilling and completion activity if commodity prices decrease. Fluctuations in energy prices can also greatly affect the development of reserves. In general terms, the prices of natural gas, oil and other hydrocarbon products fluctuate in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. These factors include worldwide economic conditions, weather conditions and seasonal trends, the levels of domestic production and consumer demand, the availability of imported liquified natural gas, or LNG, the availability of transportation systems with adequate capacity, the volatility and uncertainty of regional pricing differentials, the price and availability of alternative fuels, the effect of energy conservation measures, the nature and extent of governmental regulation and taxation, and the anticipated future prices of natural gas, LNG and other commodities. Declines in commodity prices could have a negative impact on Rice Energy's development and production activity, and if sustained, could lead to a material decrease in such activity. Sustained reductions in development or production activity in our areas of operation could lead to reduced utilization of our services.

In addition, substantially all of Rice Energy's natural gas production is sold to purchasers under contracts with market-based prices. The actual prices realized from the sale of natural gas differ from the quoted NYMEX Henry Hub price as a result of location differentials. Location differentials to NYMEX Henry Hub prices, also known as basis differentials, result from variances in regional natural gas prices compared to NYMEX Henry Hub prices as a result of regional supply and demand factors. Rice Energy may experience differentials to NYMEX Henry Hub prices in the future, which may be material.

Due to these and other factors, even if reserves are known to exist in areas served by our assets, producers may choose not to develop those reserves. If reductions in development activity result in our inability to maintain the current levels of throughput on our systems, those reductions could reduce our revenue and cash flow and adversely affect our ability to make cash distributions to our unitholders.

On a pro forma basis, we would not have generated sufficient cash available for distribution to support the payment of the minimum quarterly distribution on all of our units for the year ended December 31, 2013 and the twelve months ended September 30, 2014.

We must generate approximately $41.3 million of cash available for distribution to support the payment of the minimum quarterly distribution for four quarters on all of our common units and subordinated units that will be outstanding immediately following this offering. The amount of pro forma cash available for distribution generated during the year ended December 31, 2013 and the twelve months ended September 30, 2014 would not have been sufficient to support the payment of the full minimum quarterly distribution on our common units and subordinated units during such period. Specifically, the amount of pro forma cash available for distribution generated during the year ended December 31, 2013 would have been sufficient to support a distribution of $0.07 per common unit per quarter ($0.27 per common unit on an annualized basis), or 38.7% of the minimum quarterly distribution, and would not have supported any distributions on our subordinated units, and the amount of pro forma cash available for distribution generated during the twelve months ended September 30, 2014 would have been sufficient to support a distribution of $0.11 per common unit per quarter ($0.44 per common unit on an annualized basis), or 62.9% of the minimum quarterly distribution, and would not have supported any distributions on our subordinated units. For a calculation of our ability to make cash distributions to our unitholders based on our pro forma results for the year ended December 31, 2013 and the twelve months ended September 30, 2014, please read "Our Cash Distribution Policy and Restrictions on Distributions." If we are unable to generate sufficient cash available for distribution in future periods, we may not be able to support the payment of the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

- our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us;

- contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm's-length negotiations;

- our partnership agreement permits us to distribute up to $35.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus, which may be used to fund distributions on our subordinated units or the incentive distribution rights;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

- we may not choose to retain separate counsel for ourselves or for the holders of common units;

- our general partner's affiliates may compete with us, and our general partner and its affiliates have limited obligations to present business opportunities to us; and

- the holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders, which may result in lower distributions to our common unitholders in certain situations.

Please read "Conflicts of Interest and Fiduciary Duties."

Ongoing cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, may be substantial and will reduce our cash available for distribution to our unitholders.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering administrative staff and support services to us and reimbursements paid by our general partner to Rice Energy for customary management and general administrative services. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

exclusive jurisdiction of Delaware courts. For additional information about the potential obligation to reimburse us for all fees, costs and expenses incurred in connection with claims, suits, actions or proceedings initiated by a unitholder that are not successful, please read "The Partnership Agreement—Reimbursement of Partnership Litigation Costs."

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by Rice Energy, as a result of it indirectly owning our general partner, and not by our unitholders. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Please read "Management—Management of Rice Midstream Partners LP" and "Certain Relationships and Related Party Transactions." Unlike publicly-traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates, including Rice Energy, will own sufficient units upon the closing of this offering to be able to prevent its removal. Our general partner may not be removed except for cause by vote of the holders of at least 66⅔% of all outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the closing of this offering, Rice Energy will indirectly own 57.6% of our outstanding common and subordinated units. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our general partner will be required to deduct estimated maintenance capital expenditures from our operating surplus, which may result in less cash available for distribution to unitholders from operating surplus than if actual maintenance capital expenditures were deducted.

Maintenance capital expenditures are those capital expenditures made to maintain, over the long term, our operating capacity or operating income. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus in determining cash available for distribution from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our general partner's board of directors

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates (including Rice Energy), their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner from transferring all or a portion of their respective ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a "change of control" without the vote or consent of the unitholders.

You will experience immediate dilution in tangible net book value of $14.26 per common unit.

The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $5.74 per unit. Based on the assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $14.26 per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets being contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost and not their fair value. Please read "Dilution."

We may issue additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- each unitholder's proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

Rice Energy may sell common units in the public or private markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, Rice Energy will hold 4,503,106 common units and all subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier. Additionally, we have agreed to provide Rice Energy with certain registration rights, pursuant to which we may be required to register common units they hold under the Securities Act and applicable state securities laws. Pursuant to the registration rights agreement and our partnership agreement, we may be required to undertake a future public or private offering of common units. The sale of these units in public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop. Please read "Units Eligible for Future Sale."

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including Rice Energy) own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates (including Rice Energy) will own an aggregate of 15.3% of our common and all of our subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own 57.6% of our common units. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we will initially own assets and conduct business in Pennsylvania. You could be liable for any and all of our obligations as if you were a general partner if:

- a court or government agency determined that we were conducting business in a state but had not complied with that particular state's partnership statute; or

- your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read "The Partnership Agreement—Limited Liability."

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 25,000,000 publicly-traded common units (assuming no exercise of the underwriters' over-allotment option). In addition, Rice Energy will own 4,503,106 common units and 29,503,106 subordinated units, representing an aggregate approximately 57.6% limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;

- our quarterly or annual earnings or those of other companies in our industry;

- events affecting Rice Energy;

- announcements by us or our competitors of significant contracts or acquisitions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- general economic conditions;

- the failure of securities analysts to cover our common units after the consummation of this offering or changes in financial estimates by analysts;

- future sales of our common units; and

- other factors described in these "Risk Factors."

In connection with past audits and reviews of Rice Energy's financial statements and those of its Marcellus joint venture, Rice Energy's independent registered public accounting firm identified and reported adjustments to management. Certain of such adjustments were deemed to be the result of internal control deficiencies that constituted a material weakness in internal controls over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected, which would harm our business and the trading price of our units.

Prior to the completion of its initial public offering, Rice Energy was a private company with limited accounting personnel to adequately execute its accounting processes and other supervisory resources with which to address its internal control over financial reporting. In addition, Rice Energy's Marcellus joint venture previously relied on Rice Energy's accounting personnel for its accounting processes. Historically, Rice Energy and its Marcellus joint venture had not maintained effective internal control environments in that the design and execution of such controls had not consistently resulted in effective review and supervision by individuals with or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Rice Energy will indirectly own 57.6% of the total interests in our capital and profits. Therefore, a transfer by Rice Energy of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder's taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly-traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $465.6 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, structuring fee and offering expenses, (i) to reimburse Rice Energy for $195.3 million of capital expenditures incurred on our behalf prior to the closing of this offering, (ii) to make a $242.6 million distribution to Rice Energy, (iii) to fund $25.0 million of our 2015 expansion capital expenditures and (iv) to pay approximately $2.7 million of origination fees related to our new revolving credit facility.

If and to the extent the underwriters exercise their option to purchase additional common units in full, we intend to use the additional net proceeds of approximately $70.2 million upon such exercise to pay a distribution to Rice Energy. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Rice Energy at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us, to increase or decrease, respectively, by approximately $23.4 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $43.1 million. Similarly, each decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $41.2 million. Any increase or decrease in the net proceeds would change the amount of our distribution paid to Rice Energy.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of September 30, 2014:

- on an actual basis for our Predecessor;

- on a pro forma basis to reflect the issuance and sale of our common units in this offering, the application of the net proceeds from this offering as described under "Use of Proceeds," and the other transactions that will occur in connection with the completion of this offering.

This table is derived from, and should be read together with, the unaudited historical financial statements of our Predecessor and the unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2014	
	Predecessor	Rice Midstream Partners LP
	Actual	Pro Forma
	(in thousands)	
Cash and cash equivalents	$ 1,198	$ 25,000
Indebtedness:		
New revolving credit facility(1)	$ —	$ —
Total long-term debt	—	—
Total Net Equity-Parent Net Investment/Partners' Capital:		
Total net equity—parent net investment	295,826	—
Common units—public	—	465,620
Common units—Rice Energy	—	(16,844)
Subordinated units—Rice Energy	—	(110,355)
General partner interest(2)	—	—
Total partners' capital	295,826	338,421
Total capitalization	$295,826	$338,421

(1) In connection with the completion of this offering, we expect to enter into a new revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Debt Agreements and Contractual Obligations—New Revolving Credit Facility."

(2) Our general partner owns a non-economic general partner interest in us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of September 30, 2014, after giving effect to the offering of common units, the contribution of Rice Poseidon and the related transactions, our net tangible book value would have been approximately $338.4 million, or $5.74 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Predecessor net tangible book value per common unit before the offering(1)	$ 8.70	
Increase in net tangible book value per common unit attributable to purchasers in the offering	9.47	
Decrease in net tangible book value per common unit attributable to the assignment of current assets to Rice Midstream Holdings	(0.08)	
Decrease in net tangible book value per common unit attributable to the distribution of Pennsylvania water distribution assets to Rice Midstream Holdings	(0.57)	
Increase in net tangible book value per common unit attributable to the assignment of current liabilities to Rice Midstream Holdings	1.09	
Decrease in net tangible book value per common unit attributable to the reimbursement of Rice Energy for capital expenditures incurred prior to this offering	(5.74)	
Decrease in net tangible book value per common unit attributable to the distribution to Rice Energy	(7.13)	
Less: Pro forma net tangible book value per common unit after the offering(2)		5.74
Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)(4)		$14.26

(1) Determined by dividing the pro forma net tangible book value by the number of units (4,503,106 common units and 29,503,106 subordinated units) to be issued to Rice Energy for their contribution of assets and liabilities to us.

(2) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (29,503,106 common units and 29,503,106 subordinated units) to be outstanding after the offering.

(3) A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $23.4 million, or approximately $0.40 per common unit, and dilution per common unit to investors in this offering by approximately $0.40 per common unit, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed initial offering price to $21.00 per common unit, would result in a pro forma net tangible book value of approximately $381.5 million, or $6.36 per common unit, and dilution per common unit to investors in this offering would be $14.64 per common unit. Similarly, each decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial public offering price to $19.00 per common unit, would result in an pro forma net tangible book value of approximately $297.2 million, or $5.12 per common unit, and dilution per common unit to investors in this offering would be $13.88 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing.

(4) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Rice Energy and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units		Total Consideration	
	Number	Percent	Amount	Percent
Rice Energy(1)(2)(3)............................	34,006,212	57.6%	$(127,199)	(34%)
Purchasers in the offering(3)....................	25,000,000	42.4%	500,000	134%
Total.......................................	59,006,212	100%	$ 372,801	100%

(1) Upon the consummation of the transactions contemplated by this prospectus, Rice Energy will own 4,503,106 common units and 29,503,106 subordinated units.
(2) The contribution of the natural gas gathering and compression assets of our Predecessor will be recorded at historical cost. The pro forma book value of the consideration provided by Rice Energy as of September 30, 2014, after giving effect to our reimbursement of Rice Energy for $195.3 million of capital expenditures incurred on our behalf prior to the closing of this offering, the distribution to Rice Energy of $19.3 million of water distribution assets of our Predecessor that will not be contributed to us in connection with this offering and our distribution to Rice Energy of $242.6 million concurrent with the closing of this offering, the assignment of $1.7 million of current assets and $37.1 million of current liabilities to Rice Energy, would have been approximately $(127.2) million.
(3) Assumes the underwriters' option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our Predecessor's audited financial statements and the related notes to those financial statements as of and for the years ended December 31, 2012 and 2013 and unaudited financial statements as of and for the nine months ended September 30, 2013 and 2014. For additional information regarding our pro forma results of operations, you should refer to our unaudited pro forma financial statements and the related notes to those financial statements as of September 30, 2014 and for the year ended December 31, 2013 and the nine months ended September 30, 2014.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.1750 per unit ($0.70 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves (including estimated maintenance capital expenditures) and the payment of our expenses, including payments to our general partner and its affiliates. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth.

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution. Because we believe we will generally finance any expansion capital expenditures from external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, we believe that our investors are best served by distributing all of our available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to tax.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or any other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time.

The reasons for such uncertainties in our stated cash distribution policy include the following factors:

- Our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility, which is expected to contain financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions or if we are otherwise in default under our new revolving credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

- Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

- Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates (including Rice Energy) for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Please see the notes to the pro forma financial statements included elsewhere in this prospectus for a description of the methodology behind how general and administrative expenses are allocated to us. Our obligations to reimburse our general partner and its affiliates are governed by our partnership agreement and the omnibus agreement that we expect to enter into with our general partner and Rice Energy. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

- Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

- Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors detailed in this prospectus as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our cash available for distribution to common unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase.

- If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read "How We Make Distributions to Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." We do not anticipate that we will make any distributions from capital surplus.

- If and to the extent our cash available for distribution materially declines, we may elect to reduce our quarterly cash distributions in order to service or repay our debt or fund expansion capital expenditures.

Our Ability to Grow may be Dependent on Our Ability to Access External Financing Sources

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including borrowings under our new revolving credit facility and issuances of debt and equity securities, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.1750 per unit for each whole quarter, or $0.70 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $10.3 million per quarter, or $41.3 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy."

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

| | Number of Units | Minimum Quarterly Distributions | |
		One Quarter	Annualized
Common units held by the public(1)(2) . . .	25,000,000	$ 4,375,000	$17,500,000
Common units held by Rice Energy(1). . . .	4,503,106	788,043	3,152,174
Subordinated units held by Rice Energy. . .	29,503,106	5,163,043	20,652,174
Total	59,006,212	$10,326,086	$41,304,348

(1) Assumes no exercise of the underwriters' option to purchase additional common units. Please read "Summary—The Offering—Use of Proceeds" for a description of the impact of an exercise of the option on the common unit ownership.
(2) Does not include any common units that may be issued under the long term incentive plan our general partner intends to implement prior to the completion of this offering.

Because our general partner's interest in us entitles it to control us without a right to any percentage of our distributions, our general partner will not receive ongoing distributions in respect of its general partner interest.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through December 31, 2014, based on the actual length of the period.

Subordinated Units

Rice Energy will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such arrearage payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read "How We Make Distributions to Our Partners—Subordination Period."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.70 per unit for the twelve months ending December 31, 2015. In those sections, we present two tables, consisting of:

• "Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Twelve Months Ended September 30, 2014," in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2013 and the twelve months ended September 30, 2014, derived from our unaudited pro forma financial data that are included in this prospectus, as adjusted to give pro forma effect to, among other items, acquisitions completed by our Predecessor, this offering and the related formation transactions; and

- "Estimated Cash Available for Distribution for the Year Ending December 31, 2015," in which we demonstrate our ability to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve months ending December 31, 2015.

While the fourth quarter of 2014 is not complete, based on our internal preliminary results of operations, no events have occurred, nor do we currently expect any events to occur, that would affect (i) our inability to generate sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding units during the year ended December 31, 2013 or the twelve months ended September 30, 2014 or (ii) our belief regarding our ability to generate sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding units during the year ending December 31, 2015.

Rice Midstream Partners LP

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Twelve Months Ended September 30, 2014

If we had completed this offering and the related transactions on January 1, 2013, our unaudited pro forma cash available for distribution for the year ended December 31, 2013 and the twelve months ended September 30, 2014 would have been approximately $8.0 million and $13.0 million, respectively. These amounts would not have been sufficient to pay the minimum quarterly distribution of $0.1750 per unit per quarter ($0.70 per unit on an annualized basis) for the year ended December 31, 2013 or the twelve months ended September 30, 2014 on all of our common units. Specifically, this amount would only have been sufficient to allow us to pay a distribution of $0.07 per unit per quarter ($0.27 per unit on an annualized basis) on all of the common units, or only approximately 38.7% of the minimum quarterly distribution on all of our common units, during the year ended December 31, 2013, and a distribution of $0.11 per unit per quarter ($0.44 per unit on an annualized basis) on all of the common units, or only approximately 62.9% of the minimum quarterly distribution on all of our common units, during the twelve months ended September 30, 2014. Because of these deficiencies, we would not have been able to pay any distribution on the subordinated units during the year ended December 31, 2013 or twelve months ended September 30, 2014.

Our unaudited pro forma available cash for the year ended December 31, 2013 and the twelve months ended September 30, 2014 includes $3.8 million and $9.6 million, respectively, of general and administrative expenses as well as an incremental $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include: expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. These expenses are not reflected in the historical financial statements of our Predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus.

Unaudited Pro Forma Cash Available for Distribution

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the date indicated. In addition, cash available for distribution is primarily a cash accounting concept, while the historical financial statements of our Predecessor

Rice Midstream Partners LP
Unaudited Pro Forma Cash Available for Distribution

	Year Ended December 31, 2013	Twelve Months Ended September 30, 2014
	(In millions)	(In millions)
Operating Revenues:		
Third parties	$ 1.4	$ 5.7
Affiliate	18.5	31.2
Total Revenues	19.9	36.9
Operating Expenses:		
Direct operating expenses	2.7	3.8
General and administrative expenses(1)	3.8	9.6
Non-cash incentive unit expense(2)	—	10.5
Non-cash stock compensation expense(2)	—	0.4
Depreciation and amortization	3.7	5.0
Total Operating Expenses	10.2	29.3
Operating Income	9.7	7.6
Interest expense(3)	3.4	6.4
Pro Forma Net Income	6.3	1.2
Add:		
Depreciation and amortization	3.7	5.0
Non-cash incentive unit expense(2)	—	10.5
Non-cash stock compensation expense(2)	—	0.4
Interest expense(3)	3.4	6.4
Pro Forma Adjusted EBITDA(4)	13.4	23.5
Less:		
Cash interest expense(5)	2.9	5.8
Estimated maintenance capital expenditures(6)	—	2.2
Estimated expansion capital expenditures(6)	86.9	142.4
Incremental public partnership general and administrative expenses(7)	2.5	2.5
Add:		
Contributions from Rice Energy to fund expansion capital expenditures	86.9	142.4
Pro Forma Cash Available for Distribution	$ 8.0	$ 13.0
Pro Forma Cash Distributions:		
Distribution per unit (based on a minimum quarterly distribution rate of $0.1750 per unit)	$ 0.70	$ 0.70
Aggregate distributions to:		
Common units held by the public	$ 17.5	$ 17.5
Common units held by Rice Energy	3.2	3.2
Subordinated units held by Rice Energy	20.7	20.7
Total distributions to Rice Energy	23.9	23.9
Total Distributions	$ 41.3	$ 41.3
Excess (Shortfall)	$(33.3)	$ (28.3)
Percent of minimum quarterly distribution payable to common unitholders	38.7%	62.9%
Percent of minimum quarterly distribution payable to subordinated unitholders	—%	—%

(1) Comprised of general and administrative expenses allocated to us by Rice Energy.

(2) We were allocated our proportionate share of incentive unit and stock compensation expenses initially recognized by Rice Energy. These non-cash charges are described in more detail in *Note 5* to the unaudited financial statements of our Predecessor for the nine months ended September 30, 2014.

(3) Historically, our Predecessor was allocated interest expense attributable to the parent net investment of Rice Energy used to fund capital expenditures. Following this offering, Rice Energy will no longer be a source of funding for capital expenditures. Accordingly, pro forma interest expense reflects the estimated amortization of the deferred finance costs related to our new revolving credit facility, estimated interest expense related to borrowings thereunder to finance capital expenditures during the period and estimated fees on the unused portion of our new revolving credit facility assuming that Rice Energy did not make net investments to fund capital expenditures. Pro forma interest expense is calculated quarterly, based on accumulated capital expenditures. The interest rate is determined based on LIBOR plus a spread ranging from 1.75% to 2.75%, depending on the Total Funded Debt to EBITDA Ratio (each as defined in our new revolving credit facility). As a result, we used rates ranging from 2.99% to 3.03% and a rate of 2.98% to calculate pro forma interest expense for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively. The commitment fee rate ranges from 0.35% to 0.50%, depending on the Total Funded Debt to EBITDA Ratio. We used a rate of 0.50% to calculate 2013 and September 30, 2014 pro forma commitment fees.

(4) We define Adjusted EBITDA as net income (loss) before interest expense, income tax benefit, depreciation and amortization, stock compensation expense and incentive unit expense. Please read "Summary—Non-GAAP Financial Measure."

(5) Reflects estimated interest expense relating to borrowings under our new revolving credit facility to finance capital expenditures during the period and estimated fees on the unused portion of the revolving credit facility. See note (3) above.

(6) For the year ended December 31, 2013 and twelve months ended September 30, 2014, our pro forma capital expenditures were $86.9 million and $142.4 million. As a result of the combination of the significant build-out of our gathering systems and the concurrent substantial increase in volumes attributable to Rice Energy's development drilling program, we have assumed that all and substantially all of the capital expenditures during the year ending December 31, 2013 and the twelve months ended September 30, 2014, respectively, were expansion capital expenditures. Following this offering, on an annual basis, we will deduct from our cash available for distribution our estimated maintenance capital expenditures, which represent our estimate of the level of capital expenditure necessary to maintain, over the long term, our operating capacity or operating income. Following the completion of this offering, we expect to fund our maintenance capital expenditures with cash flow generated from operations and expansion capital expenditures with external sources of financing, such as our new revolving credit facility. Historically, our capital expenditures were funded by Rice Energy; thus for purposes of the presentation of Unaudited Pro Forma Cash Available for Distribution, we have included a contribution from Rice Energy to fund expansion capital expenditures in a corresponding amount to the amount of expansion capital expenditures.

(7) Comprised of $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation.

Estimated Cash Available for Distribution for the Year Ending December 31, 2015

We forecast that our estimated cash available for distribution during the year ending December 31, 2015 will be approximately $47.5 million. This amount represents an increase of $39.5 million and $34.5 million from the pro forma cash available for distribution for the year ended December 31, 2013 and twelve months ended September 30, 2014, respectively. The forecasted estimated cash available for distribution would exceed by $6.2 million the amount needed to pay the minimum quarterly distribution of $0.1750 per unit on all of our

The table below presents our projection of operating results for the year ending December 31, 2015.

	Year Ending December 31, 2015
	(In millions)
Operating Revenues:	
Third parties	$ 16.9
Affiliate	52.2
Total Revenues	69.1
Operating Expenses:	
Direct operating expense	5.2
General and administrative expenses(1)	9.3
Depreciation and amortization	5.5
Total Operating Expenses(2)	20.0
Operating Income	49.1
Interest expense(3)	3.1
Net Income	46.0
Add:	
Depreciation and amortization	5.5
Interest expense(3)	3.1
Adjusted EBITDA(4)	54.6
Less:	
Cash interest expense(5)	2.6
Estimated maintenance capital expenditures(6)	4.5
Estimated expansion capital expenditures(7)	176.5
Add:	
Borrowings to fund expansion capital expenditures	151.5
Offering proceeds used to fund expansion capital expenditures	25.0
Estimated Cash Available for Distribution	$ 47.5
Estimated Cash Distributions:	
Distribution per unit (based on a minimum quarterly distribution rate of $0.1750 per unit)	$ 0.70
Aggregate distributions to:(8)	
Common units held by the public	$ 17.5
Common units held by Rice Energy	3.2
Subordinated units held by Rice Energy	20.7
Total distributions to Rice Energy	23.9
Total Distributions	$ 41.3
Excess	$ 6.2
Percent of minimum quarterly distribution payable to common unitholders	100%
Percent of minimum quarterly distribution payable to subordinated unitholders	100%

_____

(1) Comprised of approximately $6.8 million of general and administrative expenses allocated to us by Rice Energy, as well as $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation.

(2) Total operating expense excludes our proportionate share of incentive unit and stock compensation expenses initially recognized by Rice Energy. These non-cash charges are described in more detail in *Note 5* to the unaudited financial statements of our Predecessor for the nine months ended September 30, 2014 and will not impact the cash available for distribution to our unitholders.

(3) Forecasted interest expense includes (i) interest on amounts outstanding under our new revolving credit facility, (ii) amortization of origination fees and (iii) commitment fees on the unused portion of our new revolving credit facility. Please see "—Assumptions and Considerations—Financing."

(4) We define Adjusted EBITDA as net income (loss) before interest expense, income tax benefit, depreciation and amortization, stock compensation expense and incentive unit expense. Please read "Summary—Non-GAAP Financial Measure."

(5) Forecasted cash interest expense includes (i) interest on amounts outstanding under our new revolving credit facility and (ii) commitment fees on the unused portion of our new revolving credit facility. Please see "—Assumptions and Considerations—Financing."

(6) Our estimate of maintenance capital expenditures for the year ending December 31, 2015 reflects our management's judgment of the amount of capital that will be needed annually to maintain, over the long-term, the operating capacity and operating income of our assets. Please read "—Assumptions and Considerations—Capital Expenditures."

(7) Our estimate of expansion capital expenditures for the year ending December 31, 2015 represents our forecasted total capital expenditures less our estimate of maintenance capital expenditures during the forecast period. The expansion capital expenditures anticipated to be spent during the forecast period are related to projects that will increase our long-term operating capacity and operating income and position us to capitalize on the growth opportunities we anticipate impacting our dedicated areas in the near-term. Please read "—Assumptions and Considerations—Capital Expenditures."

(8) Reflects the number of common and subordinated units that we anticipate will be outstanding immediately following the closing of this offering, and the aggregate distribution amounts payable on those units during the forecast period at our minimum quarterly distribution rate of $0.1750 per unit on an annualized basis.

Assumptions and Considerations

We believe our estimated available cash for distribution for the year ending December 31, 2015 will not be less than $47.5 million. This amount of estimated minimum available cash for distribution is approximately $39.5 million and $34.5 million more than the unaudited pro forma available cash for distribution for the year ended December 31, 2013 and the twelve months ended September 30, 2014, respectively.

A substantial majority of this increase in available cash for distribution is attributable to increased revenues primarily attributable to

- the expansion of the capacity of our gas gathering systems from 1.9 MMDth/d as of September 30, 2014 to 4.1 MMDth/d as of December 31, 2015, including (i) the completion of construction of an 18-mile, 30-inch gathering pipeline connecting our gathering system in northern Washington County to TETCO in November 2014 and (ii) the continued expansion of our existing gathering systems during 2015; and

- higher natural gas throughput volumes resulting from Rice Energy's and third parties' drilling programs.

Our estimates do not assume any incremental revenue, expenses or other costs associated with potential future acquisitions.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

While our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.1750 per unit, or $0.70 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through December 31, 2014.

The board of directors of our general partner may change our distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our distribution policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Operating Surplus

We define operating surplus as:

- $35.0 million (as described below); *plus*

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; *plus*

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the asset commences commercial service and the date that it is abandoned or disposed of; *plus*

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the asset commences commercial service and the date that it is abandoned or disposed of; *less*

- all of our operating expenditures (as defined below), which includes estimated maintenance capital expenditures after the closing of this offering; *less*

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; *less*

- any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity's operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $35.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus, and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, interest on indebtedness and estimated maintenance capital expenditures (as discussed in further detail below). However, operating expenditures will not include:

- repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

- payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

- expansion capital expenditures;

- actual maintenance capital expenditures (as discussed in further detail below);

- investment capital expenditures;

- payment of transaction expenses relating to interim capital transactions;

- distributions to our partners (including distributions in respect of our incentive distribution rights);

- repurchases of equity interests except to fund obligations under employee benefit plans; or

- any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as "interim capital transactions"):

- borrowings other than working capital borrowings;

- sales of our equity interests and long-term borrowings; and

- sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering (other than any distributions of proceeds of this offering) equals the operating surplus from the closing of this offering. However, operating surplus includes a basket of $35.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but actual maintenance capital expenditures, expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression throughput, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Cash expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus if we subtracted actual maintenance capital expenditures from operating surplus.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (described below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.1750 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Rice Energy will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2017, if each of the following has occurred:

- distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after closing of this offering through December 31, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2015, if each of the following has occurred:

- distributions from operating surplus equaled or exceeded $1.05 per unit (150% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded $1.05 per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15%, 25% and 50%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Rice Midstream Holdings currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.2013 per unit for that quarter, or the first target distribution;

- *second*, 85% to all common unitholders and subordinated unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.2188 per unit for that quarter, or the second target distribution;

- *third*, 75% to all common unitholders and subordinated unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.2625 per unit for that quarter, or the third target distribution; and

- *thereafter*, 50% to all common unitholders and subordinated unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit." The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions	
		Unitholders	IDR Holders
Minimum Quarterly Distribution	$0.1750	100%	— %
First Target Distribution............	above $0.1750 up to $0.2013	100%	— %
Second Target Distribution	above $0.2013 up to $0.2188	85%	15%
Third Target Distribution	above $0.2188 up to $0.2625	75%	25%
Thereafter	above $0.2625	50%	50%

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.50.

	Quarterly Distribution Per Unit Prior to Reset	Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset	
		Unitholders	IDR Holders		
Minimum Quarterly Distribution	up to $0.1750	100%	— %	up to $0.50	(1)
First Target Distribution	above $0.1750 up to $0.2013	100%	— %	above $0.50 up to $0.5750	(2)
Second Target Distribution	above $0.2013 up to $0.2188	85%	15%	above $0.5750 up to $0.6250	(3)
Third Target Distribution	above $0.2188 up to $0.2625	75%	25%	above $0.6250 up to $0.7500	(4)
Thereafter	above $0.2625	50%	50%	above $0.7500	

(1) This amount is equal to the hypothetical reset minimum quarterly distribution.
(2) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(4) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 59,006,212 common units outstanding and the distribution to each common unit would be $0.50 for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of IDRs Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.1750	$10,326,087	$ —	$10,326,087
First Target Distribution	above $0.1750 up to $0.2013	1,548,913	—	1,548,913
Second Target Distribution	above $0.2013 up to $0.2188	1,032,609	182,225	1,214,834
Third Target Distribution	above $0.2188 up to $0.2625	2,581,522	860,507	3,442,029
Thereafter	above $0.2625	14,013,975	14,013,975	28,027,950
		$29,503,106	$15,056,707	$44,559,813

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be 30,113,415 common units outstanding and the distribution to each common unit would be $0.50. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $15,056,707, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.50.

| | Quarterly Distributions per Unit | Cash Distributions to Common Unitholders Prior to Reset | Cash Distributions to Holders of IDRs After Reset | | | Total Distributions |
			Common Units(1)	IDRs	Total	
Minimum Quarterly Distribution.............	up to $0.50	$29,503,106	$15,056,707	$—	$15,056,707	$44,559,813
First Target Distribution....	above $0.50 up to $0.5750	—	—	—	—	—
Second Target Distribution.............	above $0.5750 up to $0.6250	—	—	—	—	—
Third Target Distribution ...	above $0.6250 up to $0.7500	—	—	—	—	—
Thereafter	above $0.7500	—	—	—	—	—
		$29,503,106	$15,056,707	$—	$15,056,707	$44,559,813

_____

(1) Represents distributions in respect of the common units issued upon the reset.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability of holders of our incentive distribution rights to exercise the reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for Rice Midstream Holdings to receive

	Predecessor				Pro Forma	
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31, 2013	Nine Months Ended September 30, 2014
	2012	2013	2013	2014		
			(unaudited)		(unaudited)	
	($ in thousands, except per unit information)					
Statement of Income Data:						
Operating revenues:						
Third-party....................	$ —	$ —	$ —	$ 2,842	$ 1,352	$ 4,764
Affiliate(1)...................	—	498	370	237	18,543	25,400
Total operating revenues ..	—	498	370	3,079	19,895	30,164
Operating expenses:						
Direct operating expense.......	1,218	1,412	1,202	3,398	2,685	3,057
General and administrative expenses(2)................	778	3,054	1,979	8,633	3,847	7,892
Incentive unit expense(3)	—	—	—	11,663	—	10,526
Stock compensation expense(3).................	—	—	—	402	—	378
Depreciation and amortization expense	784	1,186	834	3,292	3,665	3,802
Total operating expenses ..	2,780	5,652	4,015	27,388	10,197	25,655
Operating income (loss)...	(2,780)	(5,154)	(3,645)	(24,309)	9,698	4,509
Interest expense(4)	348	3,681	3,868	11,636	3,413	5,438
Net income (loss) before income taxes..........................	(3,128)	(8,835)	(7,513)	(35,945)	6,285	(929)
Income tax benefit.................	—	—	—	9,860	—	—
Net income (loss)	$ (3,128)	$ (8,835)	$ (7,513)	$ (26,085)	$ 6,285	$ (929)
Balance Sheet Data (at period end):						
Cash and cash equivalents	$ —	$ 148		$ 1,198		$ 25,000
Property and equipment, net	30,283	72,526		248,808		224,536
Total assets.......................	30,283	72,913		339,381		339,949
Asset retirement obligations	297	398		921		—
Total net equity—parent net investment	24,056	65,778		295,826		338,421
Cash Flow Data:						
Net cash used in operating activities	$ (2,197)	$ (7,137)	$ (6,405)	$ (20,397)		
Net cash used in investing activities	(14,705)	(43,272)	(31,754)	(234,879)		
Net cash provided by financing activities	16,902	50,557	38,159	256,326		
Operating Data:						
Throughput (MDth/d):						
Third-party....................	—	—	—	38	9	48
Affiliate	32	95	87	302	175	314
Other Financial Data (unaudited)**:**						
Adjusted EBITDA(5)	$ (1,996)	$ (3,968)	$ (2,811)	$ (8,952)	$13,363	$ 19,215
Net income (loss) per common unit (basic and diluted					0.11	(0.02)
Net income (loss) per subordinated unit (basic and diluted)					0.11	(0.02)

single receipt point for our gathering systems) as opposed to one or two wells per pad. As such, within our dedicated area, Rice Energy turned 19 horizontal Marcellus wells into sales in the nine months ended September 30, 2014 as compared to 37 horizontal Marcellus wells over the preceding four years. Furthermore, Rice Energy has continued to increase the average lateral length of wells drilled, resulting in increased initial throughput volumes per receipt point for our gathering systems.

System Acquisition. As described under "—Our Predecessor," our Predecessor is treated as having acquired two businesses in the first half of 2014. Collectively, the acquired businesses represent approximately 41% of the natural gas volumes on our gathering systems for the three months ended September 30, 2014. Similar to the balance of our Predecessor's assets, the assets and operations acquired were early stage assets, in particular with respect to the Momentum Assets.

Exclusion of Water. The fresh water distribution assets included in our Predecessor will be distributed to Rice Midstream Holdings concurrent with the closing of this offering. Similar to the natural gas gathering and compression assets of our Predecessor, these assets have been in the early stages of development. Furthermore, these assets have historically serviced Rice Energy's completion needs for which Rice Energy has not been charged a fee. As such, the inclusion of the fresh water distribution assets in our Predecessor primarily results in increased capital expenditures and operating expenses, but has no impact on the revenues of our Predecessor.

General and Administrative Expenses. Our Predecessor's general and administrative expenses included direct and indirect charges for the management of our assets and certain expenses allocated by Rice Energy for general corporate services, such as treasury, accounting and legal services. These expenses were charged or allocated to our Predecessor based on the nature of the expenses and Rice Energy's estimate of the expense attributable to our Predecessor's operations. Following the closing of this offering, under our omnibus agreement, Rice Energy will continue to charge us a combination of direct and allocated charges for general and administrative services. We also currently anticipate incurring approximately $2.5 million of incremental general and administrative expenses attributable to operating as a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation.

Financing. There are differences in the way we will finance our operations as compared to the way our Predecessor financed its operations. Historically, our Predecessor's operations were financed as part of Rice Energy's integrated operations and our Predecessor did not record any separate costs associated with financing its operations. Additionally, our Predecessor largely relied on capital contributions from Rice Energy to satisfy its capital expenditure requirements. For purposes of our Predecessor's historical financial statements, we have recorded our proportionate share of Rice Energy's interest based upon Rice Energy's estimate of the expense attributable to our operations. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $0.1750 per unit per quarter ($0.70 per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute most of the cash generated by our operations to our unitholders. As a result, we expect to fund future growth capital expenditures primarily from a combination of borrowings under our revolving credit facility and the issuance of additional equity or debt securities.

How We Evaluate Our Operations

We evaluate our business on the basis of the following key measures:

- our throughput volumes;
- our operating expenses;
- our Adjusted EBITDA; and
- our distributable cash flow.

Adjusted EBITDA. Adjusted EBITDA decreased from $(2.0) million for the year ended December 31, 2012 to $(4.0) million for the year ended December 31, 2013, a decrease of $2.0 million. The decrease is primarily due to additional direct operating, general and administrative, depreciation, and interest expense incurred without an incremental increase in revenues as we have not historically charged a gathering fee to Rice Energy.

Liquidity and Capital Resources

Sources and Uses of Cash

Historically, our sources of liquidity included cash generated from operations and funding from Rice Energy. We historically participated in Rice Energy's centralized cash management program for all periods presented, whereby excess cash from most of its subsidiaries was maintained in a centralized account. In the future, we will maintain our own bank accounts and sources of liquidity and will utilize Rice Energy's cash management system and expertise.

In addition to the retention of a portion of the net proceeds from this offering to fund expansion capital expenditures, we expect that, following this offering, capital and liquidity will be provided by operating cash flow and borrowings under our new revolving credit facility, discussed below. We expect cash flow from operations to continue to contribute to our liquidity in the future. However, other sources of liquidity will include borrowing capacity under the new $450.0 million revolving credit facility we intend to enter into in connection with the closing of this offering and proceeds from the issuance of additional limited partner units. We expect the combination of these capital resources will be adequate to meet our short-term working capital requirements, long-term capital expenditures program and expected quarterly cash distributions.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the quarterly distribution of $0.1750 per unit ($0.70 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect our future cash requirements relating to working capital, maintenance capital expenditures and quarterly cash distributions to our partners will be funded from cash flows internally generated from our operations. Our expansion capital expenditures will be funded by borrowings under our new revolving credit facility or from potential capital market transactions.

The following table and discussion presents a summary of our Predecessor's combined net cash provided by or used in operating activities, investing activities and financing activities for the periods indicated.

	Nine months ended September 30,		Amount of Increase (Decrease)	Year ended December 31,		Amount of Increase (Decrease)
	2013	2014		2012	2013	
	(unaudited)					
Net cash provided by (used in):						
Operating activities	$ (6,405)	$ (20,397)	$ (13,992)	$ (2,197)	$(7,137)	$(4,940)
Investing activities.	(31,754)	(234,879)	(203,125)	(14,705)	(43,272)	(28,567)
Financing activities	38,159	256,326	218,167	16,902	50,557	33,655

Cash Flow Used in Operating Activities

Net cash used in operating activities was $6.4 million for the nine months ended September 30, 2013 and $20.4 million for the nine months ended September 30, 2014. The decrease in cash flow from operations for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 was primarily the result of increased operating expenses.

- ***Rice Energy's actively managed firm transportation portfolio and hedging program mitigate the impact of basis differentials and commodity prices on our throughput volumes.*** As of September 30, 2014, Rice Energy had 595 and 834 MDth/d of firm transportation and firm sales contracts on interstate pipelines to which our initial assets in Pennsylvania will have interconnects for the years ending December 31, 2014 (October through December) and 2015, respectively. Rice Energy continues to actively manage its firm transportation and firm sales portfolio to ensure the deliverability of its natural gas to high quality markets, thereby mitigating the effect of basis differentials on development decisions. Furthermore, Rice Energy maintains an active hedging program designed to mitigate commodity price volatility and to protect its future cash flows, which allows its drilling schedule to remain active in a variety of commodity price environments.

In addition to the growth we anticipate as a result of Rice Energy's development drilling, we expect to benefit from dedications we have secured from third parties. For the twelve months ended September 30, 2014, third parties represented approximately 13% of our pro forma gathering volumes. We have secured dedications under fixed-fee contracts with a weighted average remaining term of six years for gathering and compression services in the dry gas core of the Marcellus Shale in southwestern Pennsylvania with respect to current third-party acreage positions of approximately 21,000 gross acres, and any future acreage acquired by such third-parties within areas of mutual interest of approximately 66,000 acres. Furthermore, we believe we will be able to attract additional third-party customers given our assets' strategic location, available capacity and access to multiple takeaway pipelines.

Our Relationship with Rice Energy

In addition to being a high-quality anchor customer, we believe that our relationship with Rice Energy will provide us with competitive advantages to position us to become a leading midstream energy company in the Appalachian Basin. Because of its ownership of our incentive distribution rights and a 57.6% limited partner interest in us upon the completion of this offering, Rice Energy is positioned to directly benefit from the growth of our business through organic initiatives or acquisitions, including acquisitions of its retained midstream assets. In particular, we have a right of first offer on all of Rice Energy's interests in its gas gathering system in the core of the Utica Shale in Belmont County, Ohio, and in each of its fresh water distribution systems in Washington and Greene Counties, Pennsylvania, and Belmont County, Ohio. While we believe that we are well positioned to be the ultimate acquirer of these retained midstream assets from Rice Energy, including those subject to our right of first offer, Rice Energy is under no obligation to contribute these assets to us. Furthermore, our relationship with Rice Energy poses conflicts of interest in connection with any such acquisition. Any decision to exercise our right of first offer will require the approval of the board of directors of our general partner, all of the members of which will be appointed by Rice Energy as the indirect owner of our general partner. Please read "Conflicts of Interest and Fiduciary Duties."

Ohio Gathering System. Rice Energy is constructing an aggregate of 49.7 miles of high-pressure gas gathering pipeline with capacity of 2.6 MMDth/d in the core of the Utica Shale in Belmont County, Ohio. Rice Energy expects this system will be substantially completed in 2015 and will service approximately 36,854 and 19,604 net acres of the current positions of Rice Energy and Gulfport Energy Corporation, or Gulfport, respectively, in Belmont County, Ohio. In July 2014, Rice Energy entered into a letter of intent with Gulfport pursuant to which Gulfport is expected to dedicate its production from the aforementioned acreage. Also in July 2014, Rice Energy entered into a letter of intent with MarkWest Energy Partners, LP, or MarkWest, pursuant to which MarkWest will construct gas gathering facilities to gather Rice Energy's Utica Shale production from certain dedicated areas in Ohio, including portions of Belmont County, which production Rice Energy anticipates will be wet gas and therefore will require processing. Both of these letters of intent are non-binding and the execution of definitive agreements with respect thereto is subject to, among other things, the ability of the applicable parties to reach agreement on commercial and other business terms.

As of September 30, 2014, Rice Energy has approximately 257 gross Utica Shale drilling locations in Belmont County in areas not dedicated to MarkWest. In addition, Rice Energy expects approximately 138 Gulfport gross drilling locations within the Utica Shale in the area anticipated to be dedicated to Rice Energy in customer, as more fully described in "—Our Customers—Rice Energy and Third Parties," we believe that our affiliation with Rice Energy will provide us with the following opportunities for growth:

- *Acquisitions of midstream assets developed by Rice Energy*. Pursuant to our omnibus agreement with Rice Energy, we have a right of first offer on any future divestitures of Rice Energy's (i) high-pressure gas gathering pipeline that will have capacity of 2.6 MMDth/d in the core of the Utica Shale in Belmont County, Ohio; (ii) two independent fresh water distribution systems in Pennsylvania that will have direct access to 9.2 MMGPD of fresh water and (iii) fresh water distribution system in Ohio that will have direct access to 16.5 MMGPD of fresh water. In addition, as a result of its ownership of our incentive distribution rights and a 57.6% limited partner interest in us upon the completion of this offering, we believe that Rice Energy is incentivized to offer us similar assets that it may develop in the future outside of our current dedicated areas. Please read "—Our Relationship with Rice Energy."

- *Organic development of additional gathering and compression assets*. Rice Energy has a successful track record of acquiring additional acreage through infield and bolt-on leasing programs as well as third-party acquisitions. Since its initial acquisition in 2009, Rice Energy has increased its leasehold position within the dry gas core of the Marcellus Shale in southwestern Pennsylvania from 856 gross acres to approximately 63,000 gross acres in our dedicated areas and approximately 141,000 gross acres in the aggregate as of September 30, 2014, the substantial majority of which has been accomplished through organic leasing. As Rice Energy expands its exploration and production operations in our dedicated areas, we will have the first right to develop midstream assets to support such acreage.

- *Joint acquisition and development opportunities*. We believe that we provide Rice Energy a competitive advantage in acquisitions of exploration and production assets that have associated midstream assets. We anticipate that we will have opportunities to purchase developed midstream assets along-side of Rice Energy in connection with its acquisition of exploration and production assets. Furthermore, we believe that there will be opportunities to partner with Rice Energy to develop midstream assets.

Although we believe our relationship with Rice Energy provides us with a significant advantage in the midstream market, there is no assurance that we will achieve such an advantage or otherwise benefit as a result of this relationship. Furthermore, our relationship with Rice Energy provides a source of potential conflicts. Please read "Conflicts of Interest and Fiduciary Duties."

- ***Long-term, fixed-fee contracts with Rice Energy and third parties to support cash flows***. We service high quality producers in the dry gas core of the Marcellus Shale in southwestern Pennsylvania pursuant to long-term, fixed-fee contracts. For the twelve months ended September 30, 2014, Rice Energy represented approximately 87% of our pro forma gathering volumes. We have secured dedications from Rice Energy under a 15 year, fixed-fee contract for gathering and compression services in the dry gas core of the Marcellus Shale in southwestern Pennsylvania with respect to Rice Energy's current acreage position of approximately 63,000 gross acres in Washington and Greene Counties, Pennsylvania, and any future acreage Rice Energy acquires within Washington and Greene Counties, Pennsylvania, other than in select areas subject to pre-existing third-party dedications. We have secured dedications from third parties under fixed-fee contracts with a weighted average remaining term of six years for gathering and compression services in the dry gas core of the Marcellus Shale in southwestern Pennsylvania with respect to current acreage positions of approximately 21,000 gross acres, and any future acreage acquired by such third-parties within areas of mutual interest of approximately 66,000 acres. We believe that the drilling activity of Rice Energy and our third-party customers will result in significant growth of our midstream operations. Our contract structure eliminates our direct exposure to commodity price risk and provides us with long-term cash flow stability.

- *System takeaway optionality provides competitive advantage in attracting third-party volumes*. Our Pennsylvania gas gathering systems are connected to multiple interstate pipelines, providing our customers with the ability to select sales destinations from a diverse group of downstream markets. Specifically, we have interconnects to the TETCO, TCO, Dominion, NFGS and EQT interstate pipelines. These multiple interconnects enable our customers to direct their gas to markets with preferred pricing or to pipelines on which they hold firm transportation. Furthermore, for the year ending December 31, 2015, we anticipate that production from Rice Energy and our existing third-party customers will represent approximately 14% of the aggregate capacity of our gas gathering systems upon their expected completion in 2015. We believe the combination of system takeaway optionality and available capacity of our assets will provide us with a competitive advantage in attracting third-party volumes.

- *Financial flexibility and strong capital structure*. At the closing of this offering, we expect to have no outstanding indebtedness under a new $450.0 million revolving credit facility. We believe that our borrowing capacity and our expected ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy.

- *Proven and unitholder-aligned management team*. Rice Energy's management team, who will also manage our business, possess extensive oil and natural gas acquisition, exploration and development expertise in two of the leading unconventional resources plays in North America—the Marcellus Shale and Utica Shale. Our management team includes certain members of the Rice family (the founders of Rice Energy) who, along with other members of the management team, are also highly aligned with unitholders through a 16.5% economic interest in Rice Energy as of November 24, 2014, which will own our incentive distribution rights and a 57.6% limited partner interest in us after giving effect to this offering.

Rice Energy's Existing Third-Party Commitments

In connection with its acquisition of approximately 22,000 gross acres in southwestern Greene County, Pennsylvania, Rice Energy assumed a dedication obligation to Access Midstream Partners under an existing gas gathering agreement. As such, the dedicated area from Rice Energy to us excludes an area roughly encompassing three townships in southwestern Greene County dedicated to Access Midstream Partners. We refer to this acreage dedication as the "excluded dedication." Other than the excluded dedication, Rice Energy has dedicated all of its gross leasehold acreage in Washington and Greene Counties, Pennsylvania, to us pursuant to the gathering and compression services agreement.

In addition, in July 2014 Rice Energy entered into a letter of intent with MarkWest pursuant to which MarkWest will construct gas gathering facilities to gather Rice Energy's Utica Shale production from certain dedicated areas in Ohio, including portions of Belmont County, which production Rice Energy anticipates will be wet gas and therefore will require processing.

Title to Properties

Our real property is classified into two categories: (1) parcels that we own in fee and (2) parcels in which our interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for our operations. Portions of the land on which our pipelines and major facilities are located are owned by us in fee title, and we believe that we have satisfactory title to these lands. The remainder of the land on which our pipelines and major facilities are located are held by us pursuant to surface leases between us, as lessee, and the fee owner of the lands, as lessors. We have leased or owned these lands without any material challenge known to us relating to the title to the land upon which the assets are located, and we believe that we have satisfactory leasehold estates or fee ownership of such lands. We have no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by us or to our title to any material lease, easement, right-of-way, permit or lease, and we believe that we have satisfactory title to all of its material leases, easements, rights-of-way, permits and licenses.

Executive Compensation

We and our general partner were formed in August 2014 and will have no material assets or operations until the closing of this offering. Accordingly, our general partner has not accrued and will not accrue any obligations with respect to management incentive or retirement benefits for its directors and executive officers for any periods prior to the closing of this offering. Because the executive officers of our general partner are employed by Rice Energy, compensation of the executive officers, other than any awards granted under the long term incentive plan we intend to adopt prior to the completion of this offering, will be set by Rice Energy. The executive officers of our general partner will continue to participate in employee benefit plans and arrangements sponsored by Rice Energy, including plans that may be established in the future.

Compensation of Directors

Officers and employees of Rice Energy and members of the Rice family who also serve as directors of our general partner will not receive additional compensation for such service. We expect to grant 7,500 phantom units to Robert F. Vagt in connection with the closing of this offering, assuming an initial unit public offering price equal to the mid-point of the range set forth on the cover of this prospectus. These phantom units will vest 100% on the second anniversary of the date of grant and will not be entitled to receive cash distributions prior to vesting. Beginning after the closing of this offering, our general partner anticipates that its directors who are not also officers or employees of Rice Energy or members of the Rice family will receive compensation for their service on our general partner's board of directors and committees thereof. The amount and form of such compensation has not yet been determined. Each non-employee director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. Each director will be fully indemnified by us for actions associated with serving as a director to the fullest extent permitted under Delaware law.

Long-Term Incentive Plan

Our general partner intends to implement the Rice Midstream Partners LP 2014 Long Term Incentive Plan, or the LTIP, prior to the completion of this offering. Awards under the LTIP may be granted to our employees, consultants and directors and the employees, consultants and directors of our affiliates. Any awards that are made under our LTIP to our executive officers will be approved by the board of directors of our general partner or a committee thereof that may be established for such purpose. We will be responsible for the cost of awards granted under the LTIP.

The description of the LTIP set forth below is a summary of the material features of the plan our general partner intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide employees, consultants and directors with incentive compensation awards to encourage superior performance and to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability and to encourage them to devote their best efforts to advancing our business. The LTIP provides for grants of (1) Restricted Units, (2) unit appreciation rights, referred to as UARs, (3) unit options, referred to as Options, (4) Phantom Units, (5) Unit Awards, (6) substitute awards, (7) other Unit-Based Awards, (8) cash awards, (9) performance awards and (10) distribution equivalent rights, referred to as DERs, collectively referred to as Awards. Any individual that receives an Award under the LTIP is referred to as a "participant" below.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the "committee" for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of "nonemployee directors" within the meaning of Rule 16b-3 under the Exchange Act, the full Board or a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed 5,000,000 common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to Awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Awards

Restricted Units. A Restricted Unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. If determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Unit with respect to which such common unit or other property has been distributed. Absent such a restriction on distribution rights in the Award agreement, such distributions shall be paid to the holder of the Restricted Unit at the same time distributions are paid by the Partnership to its unitholders.

Options. Option Awards are options to acquire common units at a specified price. The exercise price of each Option granted under the LTIP will be stated in the Option agreement and may vary; provided, however, that, the exercise price for an Option must not be less than 100% of the fair market value per common unit as of the date of grant of the Option unless that Option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Options may be exercised in the manner and at such times as the committee determines for each Option, unless that Option is determined to be subject to Section 409A of the Code, where the Option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of an Option and the methods and forms in which common units will be delivered to a participant.

UARs. A UAR is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the exercise price of the UAR. The committee will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR Award is intended to otherwise comply with the requirements of Section 409A of the Code.

Phantom Units. Phantom Units are rights to receive common units, cash or a combination of both at the end of a specified period. The committee may subject Phantom Units to restrictions (which may include a risk of forfeiture) to be specified in the Phantom Unit agreement that may lapse at such times or upon such events as determined by the committee. Phantom Units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the Phantom Unit, or any combination thereof determined by the committee. Cash distribution equivalents are typically included as a component of a Phantom Unit award and may be paid during or after the vesting period with respect to a Phantom Unit, as determined by the committee.

Unit Awards. The committee will be authorized to grant fully vested common units that are not subject to restrictions. The committee may grant Unit Awards to any eligible person in such amounts as the committee, in its sole discretion, may select.

Substitute Awards. The LTIP will permit the grant of Awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation, or acquisition by or involving us, an affiliate of another entity, or the assets of another entity. Such substitute Awards that are Options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations and other applicable laws and exchange rules.

Unit-Based Awards. The LTIP will permit the grant of other Unit-Based Awards, which are Awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the Unit-Based Award may be paid in common units, cash or a combination thereof, as provided in the Award agreement.

Cash Awards. The LTIP will permit the grant of Awards denominated in and settled in cash. Cash Awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards. The committee may condition the right to exercise or receive an Award under the LTIP, or may increase or decrease the amount payable with respect to an Award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

DERs. The committee will be able to grant DERs in tandem with Awards under the LTIP (other than an award of Restricted Units or Unit Awards), or DERs may be granted alone. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another Award may be subject to the same vesting terms as the Award to which it relates or different vesting terms, in the discretion of the committee.

Offering Awards. The board of directors of our general partner has approved grants of phantom unit awards under the LTIP to our executive officers, our employees and directors that are not officers or members of the Rice family, in the aggregate, of approximately 400,000 phantom units (based on an assumed initial offering price of $20.00 per common unit, which is the mid-point of the price range set forth on the cover of this prospectus). These awards will be granted upon the filing of the registration statement on Form S-8 registering common units issuable under the LTIP. Each award will be subject to the terms and conditions of the LTIP and an award agreement that we will enter into with the applicable individual.

Miscellaneous

Tax Withholding. At our discretion, and subject to conditions that the committee may impose, a participant's minimum statutory tax withholding with respect to an Award may be satisfied by withholding from any payment related to an Award or by the withholding of common units issuable pursuant to the Award based on the fair market value of the common units.

Anti-Dilution Adjustments. If any "equity restructuring" event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") if adjustments to Awards with respect to such event were discretionary, the committee will equitably adjust the number and type of units covered by each outstanding Award and the terms and conditions of such Award to equitably reflect the restructuring event, and the committee will adjust the number and type of units with respect to which future Awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to Awards were discretionary, the committee shall have complete discretion to adjust Awards in the manner it deems appropriate. In the event the committee makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common and subordinated units that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

- our general partner;

- beneficial owners of 5% or more of our common units;

- each director and named executive officer; and

- all of our directors and executive officers as a group.

The amounts and percentage of our common units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all common units shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise noted, the address for each beneficial owner listed below is 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

Name of Beneficial Owner	Common Units Beneficially Owned(1)	Percentage of Common Units Beneficially Owned(2)	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Rice Energy(3)(4)	4,503,106	15.3%	29,503,106	100%	57.6%
Daniel J. Rice IV	—	—	—	—	—
Grayson T. Lisenby	—	—	—	—	—
Robert R. Wingo	—	—	—	—	—
James W. Rogers	—	—	—	—	—
William E. Jordan	—	—	—	—	—
Daniel J. Rice III	—	—	—	—	—
Robert F. Vagt	—	—	—	—	—
All directors and executive officers as a group (7 persons)(5)	—	—	—	—	—

(1) Does not include common units that may be purchased in the directed unit program. Please see "Underwriting—Directed Unit Program."

(2) Percentage of total common units to be beneficially owned after this offering is based on 29,503,106 common units outstanding.

(3) Assumes no exercise of the underwriters' option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, Rice Energy's percentage of common units to be beneficially owned after the offering will decrease to 2.6%, and its percentage of total common and subordinated units to be beneficially owned will decrease to 51.3%.

(4) Under Rice Energy's amended and restated certificate of incorporation and bylaws, the voting and disposition of any of our common or subordinated units held by Rice Energy will be controlled by the board of directors of Rice Energy. The board of directors of Rice Energy, which acts by majority approval, is comprised of Daniel J. Rice IV, Toby Z. Rice, Robert F. Vagt, Daniel J. Rice III, Scott A. Gieselman and James W. Christmas. Each of the members of Rice Energy's board of directors disclaims beneficial ownership of any of our units held by Rice Energy.

(5) Does not include 12,500 phantom units that we expect to grant to each of Daniel J. Rice IV, Grayson T. Lisenby and James W. Rogers, 20,000 phantom units that we expect to grant to each of Robert R. Wingo and William E. Jordan and 7,500 phantom units that we expect to grant to Robert F. Vagt in connection with the closing of this offering pursuant to the Rice Midstream Partners LP Long-Term Incentive Plan, in each case assuming an initial public offering price equal to the mid-point of the range set forth on the cover of this prospectus. These phantom units will vest 100% on the second anniversary of the date of grant and will not be entitled to receive cash distributions prior to vesting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Rice Energy will own 4,503,106 common units and 29,503,106 subordinated units representing an aggregate approximately 57.6% limited partner interest in us and all of the incentive distribution rights. Rice Energy will own and control (and appoint all the directors of) our general partner, which will own a non-economic general partner interest in us.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the conversion, ongoing operation and any liquidation of us.

Formation Stage

The aggregate consideration received by our general partner and its affiliates, including Rice Energy, for the contribution of our initial assets . . . . . .

- 4,503,106 common units;

- 29,503,106 subordinated units;

- the non-economic general partner interest;

- the incentive distribution rights; and

- approximately $437.9 million of the net proceeds of this offering, $195.3 million of which represents a reimbursement of capital expenditures incurred by Rice Energy on our behalf and $242.6 million of which represents a distribution to Rice Energy.

Option units or proceeds from option units . . . .

If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Rice Energy at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Use of Proceeds."

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates, including Rice Energy. . .

We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, Rice Energy, or the initial holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

| | Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates (including Rice Energy) would receive an annual distribution of approximately $23.9 million on their units. |

Payments to our general partner and its affiliates . . . . Rice Energy will provide customary management and general administrative services to us. Our general partner will reimburse Rice Energy at cost for its direct expenses incurred on behalf of us and a proportionate amount of its indirect expenses incurred on behalf of us, including, but not limited to, compensation expenses. Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf, including payments made to Rice Energy for customary management and general administrative services. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general partner . . . . If our general partner withdraws or is removed, its non-economic general partner interest and its incentive distribution rights and those of its affiliates will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation . . . . Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with Rice Energy, as described in more detail below.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with Rice Energy pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to Rice Energy pursuant to the contribution agreement, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the partnership agreement (together, the "Registrable Securities") it holds. Under the registration rights agreement, Rice Energy will have the right to request that we

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- amount and timing of asset purchases and sales;
- cash expenditures;
- the amount of estimated maintenance capital expenditures;
- borrowings;
- entry into and repayment of current and future indebtedness;
- issuance of additional units; and
- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or
- hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $35.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "How We Make Distributions To Our Partners."

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read "How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus."

The directors and officers of Rice Energy have a fiduciary duty to make decisions in the best interests of the owners of Rice Energy, which may be contrary to our interests.

The officers and certain directors of our general partner that are also officers and/or directors of Rice Energy have fiduciary duties to Rice Energy that may cause them to pursue business strategies that disproportionately benefit Rice Energy or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Rice Energy, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 57.6% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or "plan asset" regulations

- the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability under Delaware law of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days' written notice to our unitholders.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own approximately 57.6% of our outstanding limited partner units, including all of our subordinated units.

In the event of the removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Rice Energy will indirectly hold an aggregate of 4,503,106 common units and 29,503,106 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some or all may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common units acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•   1% of the total number of the common units outstanding; or

•   the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months, would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least one year, would be entitled to sell those common units under Rule 144 without regard to the other provisions.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

In addition, we will enter into a registration rights agreement with Rice Energy pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to Rice Energy pursuant to the contribution agreement, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the partnership agreement (together, the "Registrable Securities") it holds. Under the registration rights agreement, Rice Energy will have the right to request that we register the sale of

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read "—Tax Consequences of Unit Ownership—Treatment of Securities Loans." Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder's tax basis in its units initially will be the amount paid for those units increased by the unitholder's initial allocable share of our nonrecourse liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses, and any decreases in the unitholder's share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income that will be 20% or less of the cash distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and which could be changed or with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- we distribute less cash than we have assumed in making this projection; or

- we make a future offering of units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness

UNDERWRITING

Barclays Capital Inc. is acting as the representative of the underwriters and the joint book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc..	
Total	25,000,000

The underwriting agreement provides that the underwriters' obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement, including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per Common Unit	$	$
Total.	$	$

In addition, we will pay an aggregate structuring fee of 0.375% of the gross proceeds from this offering to Barclays Capital Inc. for evaluation, analysis and structuring of this offering.

The representative of the underwriters has advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The expenses of the offering that are payable by us are estimated to be $2.5 million (excluding underwriting discounts and the structuring fee). We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 3,750,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Rice Energy at the expiration of the option period for no additional consideration.

Lock-Up Agreements

We, Rice Midstream Holdings, our general partner and each of our directors and executive officers, certain of our employees and other investors have agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable for common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

As described below under "—Directed Unit Program," any participants in the Directed Unit Program shall be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions as the lock-up agreement described above. Any common units sold in the Directed Unit Program to our directors or officers shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representative and us. In determining the initial public offering price of our common units, the representatives will consider:

- the history and prospects for the industry in which we compete;

- our financial information;

- the ability of our management and our business potential and earning prospects;

- the prevailing securities markets at the time of this offering; and

- the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 1,250,000 common units offered hereby for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 180 days after the date of this prospectus.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

- Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

- Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the pro forma financial data.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on September 30, 2014, in the case of the pro forma balance sheet and on January 1, 2013, in the case of the pro forma statements of operations. The pro forma financial data have been prepared on the assumption that we will be treated as a partnership for United States federal income tax purposes. Our Predecessor did not recognize income tax expense during the year ended December 31, 2013, or for the period from January 1, 2014 to January 28, 2014.

The unaudited pro forma financial data gives effect to the matters described in the notes hereto, including:

- the acquisition by the Predecessor of the Alpha Assets and the Momentum Assets;

- the contribution to the Partnership of RPM and the Alpha Assets;

- the distribution of the Water Systems by RPM and Alpha Shale to Rice Energy;

- the Partnership's entry into a gathering and compression agreement with Rice Energy, and the recognition of gathering revenue under such agreement (using historical volumes) at a rate that was not recognized on a historical basis by the Predecessor;

- the elimination of interest expense recognized by the Predecessor relating to capital expenditures funded by Rice Energy;

- the Partnership's entry into a new $450.0 million revolving credit facility;

- the issuance and sale of 25,000,000 common units to the public in the Offering at an assumed initial public offering price of $20.00 per unit and the associated issuances of (i) a non-economic general partner interest in the Partnership to Rice Midstream Management LLC, and (ii) all of the Partnership's incentive distribution rights and 4,503,106 common units and 29,503,106 subordinated units to Rice Midstream Holdings LLC;

- the elimination of tax benefit and associated deferred income taxes related to the period from January 29, 2014 to September 30, 2014, the period during which the Predecessor recognized a tax benefit; and

- the use of proceeds of the Offering as described in "Use of Proceeds."

The unaudited pro forma financial data do not give effect to the estimated $2.5 million in incremental annual general and administrative expenses that the Partnership expects to incur as a result of being a publicly traded partnership. The unaudited pro forma financial data may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or that would be obtained in the future.

Rice Midstream Partners LP

Statement of Operations (unaudited)

	Year Ended December 31, 2013						
		Pro Forma Adjustments					
		(a)	(b)	(c)	(d)		
	Predecessor Historical	Alpha Acquisition	Momentum Acquisition	Distribution of Water Systems	Affiliate Gathering Fee	Offering and Related Formation Transactions	Pro Forma as Adjusted
	(in thousands, except per unit amounts)						
Operating revenues:							
Third-party	$ —	$ —	$ 1,352	$ —	$ —	$ —	$ 1,352
Affiliate	498	—	—	—	18,045	—	18,543
Total operating revenues	498	—	1,352	—	18,045	—	19,895
Operating expenses:							
Direct operating expense	1,412	1,015	614	(356)	—	—	2,685
General and administrative expenses	3,054	831	497	(535)	—	—	3,847
Depreciation and amortization	1,186	635	1,183	(971)	—	—	2,033
Amortization of intangible assets	—	—	1,632	—	—	—	1,632
Total operating expenses	5,652	2,481	3,926	(1,862)	—	—	10,197
Interest expense	3,681	179	—	(533)	—	(3,327)(e) 3,413 (f)	3,413
Net income (loss)	$(8,835)	$(2,660)	$(2,574)	$ 2,395	$18,045	$ (86)	$ 6,285
Common unitholders' interest in net income							$ 3,143
Subordinated unitholders' interest in net income							$ 3,142
Net income per common unit (basic and diluted)							$ 0.11
Net income per subordinated unit (basic and diluted)							$ 0.11
Weighted average number of limited partner units outstanding							
Common units							29,503
Subordinated units							29,503

The accompanying notes are an integral part of these unaudited pro forma financial statements.

Rice Midstream Partners LP

Statement of Operations (unaudited)

				Nine Months Ended September 30, 2014			
				Pro Forma Adjustments			
		(a)	(b)	(c)	(d)		
	Predecessor Historical	Alpha Acquisition	Momentum Acquisition	Distribution of Water Systems	Affiliate Gathering Fee	Offering and Related Formation Transactions	Pro Forma as Adjusted
				(in thousands, except per unit amounts)			
Operating revenues:							
Third-party	$ 2,842	$ —	$1,922	$ —	$ —	$ —	$ 4,764
Affiliate	237	—	—	—	25,163	—	25,400
Total operating revenues	3,079	—	1,922	—	25,163	—	30,164
Operating expenses:							
Direct operating expense	3,398	55	139	(535)	—	—	3,057
General and administrative expenses	8,633	9	91	(841)	—	—	7,892
Incentive unit expense	11,663	—	—	(1,137)	—	—	10,526
Stock compensation expense	402	—	—	(24)	—	—	378
Depreciation and amortization	2,543	51	676	(693)	—	—	2,577
Amortization of intangible assets	749	—	476	—	—	—	1,225
Total operating expenses	27,388	115	1,382	(3,230)	—	—	25,655
Operating income (loss)	(24,309)	(115)	540	3,230	25,163	—	4,509
Interest expense	11,636	30	—	(1,135)	—	(10,531)(e) 5,438 (f)	5,438
Net income (loss) before income taxes	(35,945)	(145)	540	4,365	25,163	5,093	(929)
Income tax benefit	(9,860)	—	—	—	—	9,860(g)	—
Net income (loss)	$(26,085)	$(145)	$ 540	$ 4,365	$25,163	$ (4,767)	$ (929)
Common unitholders' interest in net income							$ 465
Subordinated unitholders' interest in net income							$ 464
Net loss per common unit (basic and diluted)							$ (0.02)
Net loss per subordinated unit (basic and diluted)							$ (0.02)
Weighted average number of limited partner units outstanding							
Common units							29,503
Subordinated units							29,503

The accompanying notes are an integral part of these unaudited pro forma financial statements.

Rice Midstream Partners LP

Balance Sheet (unaudited)

	September 30, 2014				
		Pro Forma Adjustments			
		(c)			
	Predecessor Historical	Distribution of Water Systems	Offering and Related Formation Transactions		Pro Forma as Adjusted
		(in thousands)			
Assets					
Current assets:					
Cash	$ 1,198	$ —	$ 500,000	(h)	$ 25,000
			(34,380)	(i)	
			(2,700)	(j)	
			(1,198)	(k)	
			(437,920)	(l)	
Accounts receivable.	1,662	—	(1,662)	(m)	—
Prepaid expenses and other	317	—	—		317
Total current assets.	3,177	—	22,140		25,317
Property and equipment, net	248,808	(24,272)	—		224,536
Intangible assets, net	48,199	—	—		48,199
Deferred finance costs	862	—	2,700	(j)	3,562
Goodwill.	38,335	—	—		38,335
Total assets.	$339,381	$(24,272)	$ 24,840		$ 339,949
Liabilities and Partners' Capital					
Current liabilities:					
Accounts payable.	$ 11,381	$ (2,821)	$ (8,560)	(n)	$ —
Accrued capital expenditures.	22,806	(1,078)	(21,728)	(o)	—
Due to related party	227	—	—		227
Other accrued liabilities	1,442	(141)	—		1,301
Total current liabilities.	35,856	(4,040)	(30,288)		1,528
Asset retirement obligations	921	(921)	—		—
Deferred tax liability	6,778	—	(6,778)	(g)	—
Total liabilities	43,555	(4,961)	(37,066)		1,528
Parent net equity	295,826	(19,311)	500,000	(g)	—
			(34,380)	(m)	
			8,560	(n)	
			21,728	(o)	
			(1,198)	(h)	
			(1,662)	(k)	
			6,778	(i)	
			(437,920)	(l)	
Common units held by public.					465,620
Common units held by Rice Energy					(16,844)
Subordinated units					(110,355)
Total liabilities and partners' capital	$339,381	$(24,272)	$ 24,840	(g)	$ 339,949

The accompanying notes are an integral part of these unaudited pro forma financial statements.

2. Pro Forma Adjustments

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of those transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a) Reflects amounts of expense attributable to the Alpha Assets for the period prior to their acquisition by our Predecessor on January 29, 2014.

(b) Reflects amounts of revenue and expense attributable to the Momentum Assets for the period prior to their acquisition by our Predecessor on April 17, 2014.

(c) Reflects the distribution of the Water Systems to Rice Energy prior to the Offering.

(d) Reflects revenues that would have been recognized on affiliate throughput volumes of our Predecessor and the Alpha Assets in accordance with the gathering and compression agreement to be entered into between the Partnership and Rice Energy in connection with the Offering.

(e) Reflects the elimination of interest expense recognized by our Predecessor relating to capital expenditures funded by Rice Energy in connection with the contribution of our Predecessor to us.

(f) Reflects the estimated amortization of the deferred finance costs related to the new revolving credit facility, estimated interest expense related to borrowings under the new revolving credit facility and estimated fees on the unused portion of the new revolving credit facility assuming that the parent did not make net investments to fund capital expenditures. Pro forma interest expense is calculated quarterly, based on accumulated capital expenditures. The interest rate is determined based on LIBOR plus a spread ranging from 1.75% to 2.75%, depending on the Total Funded Debt to EBITDA Ratio (each as defined in the new revolving credit facility). As a result, we used rates ranging from 2.99% to 3.03% and a rate of 2.98% to calculate pro forma interest expense for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively. The commitment fee rate ranges from 0.35% to 0.50%, depending on the Total Funded Debt to EBITDA Ratio. We used a rate of 0.50% to calculate 2013 and September 30, 2014 pro forma commitment fees.

(g) Reflects the elimination of tax benefit and associated deferred income taxes related to the period from January 29, 2014 to September 30, 2014, the period during which our Predecessor recognized a tax benefit.

(h) Reflects the assumed gross offering proceeds to the Partnership of $500.0 million from the issuance and sale of 25,000,000 common units to the public at an assumed initial public offering price of $20.00 per unit. If the underwriters were to exercise their option to purchase additional common units in full, gross proceeds to the Partnership would be $575.0 million.

(i) Reflects the payment of estimated underwriting discounts, structuring fee and offering expenses of an aggregate of $34.4 million, all of which will be allocated to public common units.

(j) Reflects the payment of financing costs from the offering proceeds related to the new revolving credit facility. These costs are deferred and amortized over the term of the credit agreement.

(k) Reflects the assignment of cash and cash equivalents by our Predecessor to Rice Energy.

(l) Reflects (i) a reimbursement to Rice Energy for $195.3 million of capital expenditures incurred with respect to our Predecessor prior to the closing of this offering and (ii) a cash distribution to Rice Energy of $242.6 million.

(m) Reflects the assignment of accounts receivable by our Predecessor to Rice Energy.

(n) Reflects the assignment of payment obligations for accounts payable by our Predecessor to Rice Energy.

(o) Reflects the assignment of payment obligations for accrued capital expenditures by our Predecessor to Rice Energy.

3. Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated units expected to be outstanding at the closing of the offering.

Pro forma Partnership earnings per unit was calculated using an assumed 29,503,106 common and 29,503,106 subordinated units outstanding. The common and subordinated units represented an aggregate 100% limited partner interest in Rice Midstream Partners LP. All units were assumed to have been outstanding since January 1, 2013.

We compute earnings per unit using the two-class method. The two-class method requires that securities that meet the definition of a participating security be considered for inclusion in the computation of basic earnings per unit. Under the two-class method, earnings per unit is calculated as if all of the earnings for the period were distributed under the terms of the partnership agreement, regardless of whether the general partner has discretion over the amount of distributions to be made in any particular period, whether those earnings would actually be distributed during a particular period from an economic or practical perspective, or whether the general partner has other legal or contractual limitations on its ability to pay distributions that would prevent it from distributing all of the earnings for a particular period.

The two-class method does not impact our overall net income or other financial results; however, in periods in which aggregate net income exceeds our aggregate distributions for such period, it will have the impact of reducing net income per limited partner unit. This result occurs as a larger portion of our aggregate earnings, as if distributed, is allocated to the holder of the incentive distribution rights, even though we make distributions on the basis of available cash and not earnings. In periods in which our aggregate net income does not exceed our aggregate distributions for such period, the two-class method does not have any impact on our calculation of earnings per limited partner unit.

Basic and diluted pro forma net income per unit are equivalent as there are no dilutive equity instruments at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, our general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to our general partner than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to our general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the periods.

Rice Midstream Partners Predecessor

Statements of Operations

	Year Ended December 31,	
	2012	2013
	(in thousands)	
Operating revenues:		
Affiliate	$ —	$ 498
Total operating revenues	—	498
Operating expenses:		
Direct operating expense	$ 1,218	$ 1,412
General and administrative expenses	778	3,054
Depreciation and amortization expense	784	1,186
Total operating expenses	2,780	5,652
Operating loss	(2,780)	(5,154)
Interest expense	348	3,681
Net loss	$(3,128)	$(8,835)
Unaudited pro forma basic earnings per common unit (See Note 2)		$ (0.15)
Unaudited pro forma diluted earnings per common unit (See Note 2)		$ (0.15)

The accompanying notes are an integral part of these financial statements.

beginning after December 15, 2016 and should be applied retrospectively. Early adoption of this standard is not permitted. The Company is currently evaluating the impact of the provisions of ASU 2014-09.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $437.9 million in cash to Rice Energy. Unaudited basic and diluted pro forma earnings per common unit for the Predecessor for the year ended December 31, 2013 assumed 29,503,106 subordinated units and 28,496,400 common units were outstanding in the period. The common units consist of 4,503,106 common units issued to Rice Energy plus an additional 23,993,294 common units, which is the number of common units the Partnership would have been required to issue to fund the $437.9 distribution of net proceeds to Rice Energy. The number of common units that the Partnership would have been required to issue to fund the $437.9 million distribution was calculated as $437.9 million minus the Predecessor's net loss of $(8.8) million for the year ended December 31, 2013 divided by an issue price per unit of $18.62, which is the assumed initial public offering price of $20.00 per common unit less the estimated underwriting discounts, structuring fee and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

3. Related Party Transactions

In the ordinary course of business, we have transactions with affiliated companies. Although the push-down impact of the transactions are recorded in our income statement, no cash settlement occurs, rather, all transactions are in parent net equity unless otherwise indicated.

The accompanying balance sheets include amounts due from related parties as of December 31, 2012 and 2013 of zero and $0.1 million, respectively, presented as prepaid expenses and other in the accompanying balance sheets, and amounts due to related parties as of December 31, 2012 and 2013 of zero and $0.3 million, respectively, presented as other accrued liabilities in the accompanying balance sheets. These amounts represent transactions with subsidiaries of RDB that are cash settled.

The personnel who operate our assets are employees of RDB. RDB directly charges us for the payroll and benefit costs associated with employees.

For the years ended December 31, 2012 and 2013 general and administrative expenses allocated to us were approximately $0.8 million and $2.8 million, respectively. We are allocated a portion of the general and administrative expense incurred by RDB. The allocation is based on the nature of the expenses and is calculated based on our estimate of the expense attributable to our operations.

We recognize interest expense based on an allocation of RDB's capital contributions for the period using the weighted average effective interest rate for RDB's long term indebtedness. For the years ended December 31, 2012 and 2013 interest expense allocated to us was approximately $0.3 million and $3.7 million, respectively.

All of the allocations and estimates in these financial statements are based on assumptions that management believes are reasonable under the circumstances. However, such allocations may not be reflective of the actual costs the Company would have incurred if it had operated on a stand-alone basis.

Rice Midstream Partners Predecessor

Balance Sheets

	December 31, 2013	September 30, 2014 (unaudited)	Pro Forma September 30, 2014 (unaudited)
		(in thousands)	
Assets			
Current assets			
Cash	$ 148	$ 1,198	$ 1,198
Accounts receivable	127	1,662	1,662
Prepaid expenses and other	112	317	317
Total current assets	387	3,177	3,177
Property and equipment, net	72,526	248,808	248,808
Intangible assets, net	—	48,199	48,199
Deferred finance costs	—	862	862
Goodwill	—	38,335	38,335
Total assets	$72,913	$339,381	$ 339,381
Liabilities and Parent Net Equity			
Current liabilities:			
Accounts payable	$ 5,541	$ 11,381	$ 11,381
Accrued capital expenditures	589	22,806	22,806
Due to related party	304	227	438,147
Other accrued liabilities	303	1,442	1,442
Total current liabilities	6,737	35,856	437,776
Asset retirement obligations	398	921	921
Deferred tax liability	—	6,778	6,778
Total liabilities	7,135	43,555	481,475
Parent net equity	65,778	295,826	(142,094)
Total liabilities and parent net equity	$72,913	$339,381	339,381

The accompanying notes are an integral part of these financial statements.

Rice Midstream Partners Predecessor

Statements of Operations (unaudited)

	Nine Months Ended September 30,	
	2013	2014
	(in thousands)	
Operating revenues:		
Third-party	$ —	$ 2,842
Affiliate	370	237
Total operating revenues	370	3,079
Operating expenses:		
Direct operating expense	1,202	3,398
General and administrative expenses	1,979	8,633
Incentive unit expense	—	11,663
Stock compensation expense	—	402
Depreciation and amortization expense	834	2,543
Amortization of intangible assets	—	749
Total operating expenses	4,015	27,388
Operating loss	(3,645)	(24,309)
Interest expense	3,868	11,636
Net loss before income taxes	(7,513)	(35,945)
Income tax benefit	—	(9,860)
Net loss	$(7,513)	$(26,085)
Unaudited pro forma basic earnings per common unit (See Note 2)		$ (0.44)
Unaudited pro forma diluted earnings per common unit (See Note 2)		$ (0.44)

The accompanying notes are an integral part of these financial statements.

beginning after December 15, 2016 and should be applied retrospectively. Early adoption of this standard is not permitted. The Company is currently evaluating the impact of the provisions of ASU 2014-09.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $437.9 million in cash to Rice Energy. Unaudited basic and diluted pro forma earnings per common unit for the Predecessor for the nine months ended September 30, 2014 assumed 29,503,106 subordinated units and 29,422,781 common units were outstanding in the period. The common units consist of 4,503,106 common units issued to Rice Energy plus an additional 24,919,675 common units, which is the number of common units the Partnership would have been required to issue to fund the $437.9 distribution of net proceeds to Rice Energy. The number of common units that the Partnership would have been required to issue to fund the $437.9 million distribution was calculated as $437.9 million minus the Predecessor's net loss of $(26.1) million for the nine months ended September 30, 2014 divided by an issue price per unit of $18.62, which is the assumed initial public offering price of $20.00 per common unit less the estimated underwriting discounts, structuring fee and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

3. Property and Equipment

Property and other equipment is recorded at cost and is being depreciated over estimated useful lives of fifteen to sixty years on a straight-line basis. Depreciation expense was $0.8 million and $2.5 million for the periods ended September 30, 2013 and 2014, respectively. The following table provides detail of property and equipment presented in the balance sheets at December 31, 2013 and September 30, 2014.

	December 31, 2013	September 30, 2014
	(in thousands)	
Natural gas gathering assets	$44,085	$153,785
Gas assets in progress	18,495	72,959
Accumulated depreciation	(1,017)	(2,208)
Net gas property and equipment	$61,563	$224,536
Producing water assets	$10,548	$ 15,797
Water assets in progress	1,605	11,018
Accumulated depreciation	(1,190)	(2,543)
Net water property and equipment	$10,963	$ 24,272
Net property and equipment	$72,526	$248,808

At December 31, 2013 and September 30, 2014, capitalized interest on midstream assets was $1.9 million and $2.3 million, respectively.

4. Acquisitions

On January 29, 2014, in connection with the completion of its initial public offering, Rice Energy acquired the remaining 50% interest owned by a third party in Alpha Shale. Alpha Shale owned approximately 6.9 miles of gathering pipeline that now comprises a portion of our Predecessor. Rice Energy provided a total consideration of cash and its common stock valued at $322 million for the 50% interest. A valuation was performed based upon estimated replacement cost at the date of acquisition resulting in an allocation of $60.5 million to the midstream assets of Alpha Shale. The $60.5 million was comprised of $25.7 million of property and equipment, $38.3 million of goodwill and a deferred tax liability of $3.5 million.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 70,156
FINRA filing fee	91,063
NYSE listing fee	150,000
Accountants' fees and expenses	500,000
Legal fees and expenses	1,250,000
Printing and engraving expenses	400,000
Transfer agent and registrar fees	5,000
Miscellaneous	33,781
Total	2,500,000

ITEM 14. INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Rice Energy Inc. and our general partner, their officers and directors, and any person who controls Rice Energy Inc. and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On August 5, 2014, in connection with the formation of Rice Midstream Partners LP, we issued (i) the non-economic general partner interest in us to Rice Midstream Management LLC for no consideration and (ii) the 100% limited partner interest in us to Rice Midstream Holdings LLC in exchange for a note receivable of $1,000.00, in each case in an offering exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.